

Lloyds Bank plc
Medium-Term Notes, Series A
fully and unconditionally guaranteed by Lloyds Banking Group plc

We, Lloyds Bank plc, may offer from time to time our senior unsecured Medium-Term Notes, Series A, which may be issued in one or more sub-series from time to time and which we hereinafter refer to as the "notes." The notes will be fully and unconditionally guaranteed by Lloyds Banking Group plc. The specific terms of any notes that we offer will be determined before each sale and will be described in a separate pricing supplement, product supplement and/or underlying supplement (each, a "supplement"). Terms may include:

- Interest Rate: the notes may bear interest at fixed or floating rates, or may not bear any interest;
- Interest Rate Basis: the floating rate formula may be based on the CMS rate, the CMT rate, the commercial paper rate, the federal funds rate, LIBOR, EURIBOR, the prime rate, the treasury rate; or such other interest rate basis or bases or interest rate formula as is described in the applicable supplement;
- Indexed notes: the amount of principal, premium (if any), interest payments (if any), or other amounts payable (if any) may be determined by reference to one or more currencies, commodities or securities of ours, Lloyds Banking Group plc or other entities, a basket or baskets of those currencies, commodities or securities, or an index or indices of those currencies, commodities or securities, or interest rates, or intangibles, articles, goods or any other property, or any other financial or economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances;
- Maturity: the notes will mature three months or more from the date of issue;
- Redemption or Repayment Option: the notes may be subject to redemption or repayment at our option or the holder's option;
- Form: the notes will be held in global form by The Depository Trust Company, unless the applicable supplement provides otherwise;
- Interest Payment Dates: interest (if any) on the notes will be paid on the dates specified in the applicable supplement;
- Payment Currency: U.S. dollars or any other currency that we specify in the applicable supplement.

We may sell notes to the selling agents as principal for resale at varying or fixed offering prices or through the selling agents as agents using their reasonable best efforts on our behalf. We may also sell the notes directly to investors.

Unless otherwise specified in the applicable supplement, we do not intend to list the notes on any securities exchange.

Investing in the notes involves risks. See "*Risk Factors*" beginning on page S-2 of this prospectus supplement and as incorporated by reference herein.

Any payments due on the notes, including any repayment of principal, will be subject to the creditworthiness of Lloyds Bank plc, as the issuer of the notes, and Lloyds Banking Group, as the guarantor of Lloyds Bank plc's obligations under the notes. Our notes are unsecured and are not bank deposits. Our notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, and involve investment risks.

By purchasing or acquiring the notes, investors in such notes will be required to acknowledge, accept, agree to be bound by and consent to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority (as defined below) that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the notes into shares or other securities or other obligations of Lloyds Bank plc, Lloyds Banking Group plc or another person; and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of interest due on the notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period. Furthermore, by purchasing or acquiring the notes, investors will also be required to acknowledge, accept and agree to be bound by similar exercises of bail-in power (as defined below) by the relevant resolution authority (as defined below) with respect to the related guarantees. For more information, please see "*Agreement with Respect to the Exercise of the U.K. Bail-in Power*" and "*Recent Regulatory Developments in the EU and the U.K.*" beginning on page S-28 below, and "*Risk Factors—Holders of the notes may be required to absorb losses in the event we become subject to recovery and resolution action*" and "*—You will be required to agree to be bound by and consent to the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.*"

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this prospectus supplement, the accompanying prospectus or any related supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Because Lloyds Securities Inc. ("Lloyds Securities") is both our affiliate and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), each offering of notes by Lloyds Securities must be conducted in accordance with the applicable provisions of FINRA Rule 5121. For more information, please see the "Plan of Distribution (Conflicts of Interest)" section of this prospectus supplement.

The agents may use this prospectus supplement and the accompanying prospectus, together with any related supplement, in connections with offers and sales of the notes in market-making transactions.

BofA Merrill Lynch	**Barclays**
BNP PARIBAS	**Citigroup**
Credit Suisse	**Deutsche Bank Securities**
Goldman, Sachs & Co.	**HSBC**
J.P. Morgan	**Lloyds Securities**
Morgan Stanley	**RBC Capital Markets**
RBS	**TD Securities**
UBS Investment Bank	**Wells Fargo Securities**

Prospectus Supplement dated June 2, 2016

TABLE OF CONTENTS

You should rely only on the information incorporated by reference or provided in this prospectus supplement, the accompanying prospectus and any related supplement. We have not authorized anyone to provide you with different information. We are not offering the notes in any jurisdiction where the offer is not permitted.

ABOUT THIS PROSPECTUS SUPPLEMENT

In this prospectus supplement, we use the following terms:

- "we," "us," "our" and "Lloyds Bank" mean Lloyds Bank plc;

- "LBG" means Lloyds Banking Group plc;

- "Group" means Lloyds Banking Group plc together with its subsidiaries and associated undertakings;

- "SEC" refers to the Securities and Exchange Commission;

- "pounds," "sterling," "pence," "£" and "p" refer to the currency of the United Kingdom ("U.K.");

- "dollars" and "$" refer to the currency of the United States; and

- "euro" and "€" refer to the currency of the member states of the European Union ("EU") that have adopted the single currency in accordance with the treaty establishing the European Community, as amended.

We have registered the notes and related guarantees on a registration statement on Form F-3 with the SEC under registration statement nos. 333-211791 and 333-211791-01. We refer to the notes and related guarantees offered under this prospectus supplement as our Medium-Term Notes.

This prospectus supplement describes additional terms of the notes, and supplements the description of our senior debt securities contained in the accompanying prospectus. If the information in this prospectus supplement is inconsistent with the accompanying prospectus, this prospectus supplement will supersede the information in the accompanying prospectus.

From time to time, we intend to use this prospectus supplement, the accompanying prospectus, and a related pricing supplement, product supplement and/or underlying supplement to offer the notes. We may also refer to any pricing supplement as a "term sheet." You should read each of these documents before investing in the notes. You should also read the information contained in the documents identified in "*Where You Can Find More Information*" in the accompanying prospectus.

For each offering of notes, we will issue a pricing supplement, a product supplement and/or underlying supplement, as applicable, which will contain additional terms of the offering and a specific description of the notes being offered. A supplement also may add, update, or change information in this prospectus supplement or the accompanying prospectus, including provisions describing the calculation of the amounts due under the notes and the method of making payments under the terms of a note. We will state in the applicable supplement the interest rate or interest rate basis or formula, issue price, any relevant market measures, the maturity date, interest payment dates, redemption, or repayment provisions (if any), and other relevant terms and conditions for each note at the time of issuance. A supplement may also include a discussion of any risk factors or other special additional considerations that apply to a particular type of note. Each applicable supplement can be quite detailed and should always be read carefully.

This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy the notes in any jurisdiction in which that offer or solicitation is unlawful. The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in some jurisdictions may be restricted by law. If you have received this prospectus supplement and the accompanying prospectus, you should find out about and observe these restrictions. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes outside of the United States. The information set forth in this prospectus supplement is directed to prospective purchasers who are United States residents. We disclaim any responsibility to advise prospective purchasers who are residents of countries other than the United States of any matters arising under foreign law that may affect the purchase or holding of, or receipt of payments on, the notes. These persons should consult their own legal, tax and financial advisors concerning these matters. See "*Supplemental Plan of Distribution*."

Any term that is used, but not defined, in this prospectus supplement has the meaning set forth in the accompanying prospectus.

RISK FACTORS

Your investment in the notes and the guarantees involves significant risks. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below and in the relevant supplement(s) for the specific notes, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

Risks relating to Lloyds Bank and LBG

For a description of the risks associated with Lloyds Bank and LBG and information regarding risks and uncertainties that may materially affect our business and results, see the sections entitled "*Operating and Financial Review and Prospects*" and "*Risk Factors*" in LBG's most recent annual report on Form 20-F that is incorporated by reference in the accompanying prospectus. You should also review the risk factors that will be set forth in other documents filed after the date of this prospectus supplement.

Risks relating to the notes

An investment in the notes is subject to the credit risk of Lloyds Bank and LBG.

An investment in any of the notes and the guarantee issued under our medium-term note program is subject to the credit risk of Lloyds Bank and LBG. The existence of a trading market for, and the value of, any of the notes and the guarantee may be impacted by market perception of the creditworthiness of Lloyds Bank and LBG. If market perception of the creditworthiness of Lloyds Bank and LBG were to decline for any reason, the value of your notes and the guarantee, and the availability of the trading markets generally, may be adversely affected.

Holders of the notes and related guarantees may be required to absorb losses in the event we and/or LBG become subject to recovery and resolution action.

As described below under "*Recent regulatory developments in the EU and U.K.*", the final text of the Bank Recovery and Resolution Directive (the "BRRD"), establishing a framework for the prevention, management and resolution of failing banks, was published in the Official Journal of the European Union on June 12, 2014, and Member States were required to transpose the BRRD into national law by December 31, 2014 and to apply most of its provisions from January 1, 2015. On January 1, 2015, the U.K. Banking Act 2009, as amended (the "Banking Act") and other primary and secondary legislative instruments were amended to give effect to the BRRD in the U.K.

The stated aim of the BRRD is to provide authorities designated by Member States to apply the resolution tools and exercise the resolution powers set forth in the BRRD (the "resolution authorities") with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimize taxpayers' exposure to losses. The powers granted to resolution authorities under the BRRD include (but are not limited to) a "write-down and conversion power" relating to Tier 1 and Tier 2 capital requirements and a "bail-in" power relating to eligible liabilities (including the notes and related guarantees), which give such resolution authorities the power to write down or write off all or a portion of the claims (potentially including the notes and related guarantees) of certain unsecured creditors of a failing institution or group and/or to convert certain debt claims (potentially including the notes and related guarantees) into another security, including securities of Lloyds Bank, LBG or another person.

In addition, LBG's obligations under the related guarantees to the notes are expressed to be limited to those owed by us to the holders. As a consequence, the application of the U.K. bail-in power to the notes could effectively limit LBG's obligation under the related guarantees. While holders and beneficial owners of the notes, as beneficiaries of the related guarantees, are our creditors, if our obligations under the notes were subject to the U.K. bail-in power, there would be no remaining claim (or a reduced remaining claim) that would benefit from the related guarantees. As a result, the U.K. bail-in power, if applied to the notes, would effectively limit the extent of a recovery under the related guarantees.

The conditions for use of the U.K. bail-in power are, in summary, that (i) the regulator determines that the bank is failing or likely to fail; (ii) having regard to timing and other relevant circumstances, it is not reasonably likely that (ignoring the stabilization powers) action will be taken by or in respect of the bank to avoid the failure of the bank; (iii) the relevant U.K. resolution authority determines that it is necessary having regard to the public interest to exercise the U.K. bail-in power in the advancement of one of the statutory objectives of resolution; and (iv) that one or more of those objectives would not be met to the same extent by the winding up of the bank. The BRRD, as implemented, contains certain limited safeguards for creditors in specific circumstances which (a) in the case of the write-down and conversion power, may provide compensation to holders of the relevant capital instruments via the issue or transfer of ordinary shares of the bank or its parent in certain circumstances; and (b) in the case of the "bail-in" power, aim to ensure that creditors do not incur greater losses than they would have incurred had the relevant financial institution been wound up under normal insolvency proceedings.

The determination that all or part of the principal amount of the notes or the liability under the related guarantees will be subject to the U.K. bail-in power is likely to be inherently unpredictable and may depend on a number of factors which may be outside of our control. This determination will be made by the relevant U.K. resolution authority and there may be many factors, including factors not directly related to us or the Group, which could result in such a determination. Because of this inherent uncertainty, it will be difficult to predict when, if at all, the exercise of a U.K. bail-in power may occur which would result, among other consequences, in a principal write-off or conversion to other securities, including equity. Moreover, as the criteria that the relevant U.K. resolution authority will be obliged to consider in exercising any U.K. bail-in power provide it with considerable discretion, holders of the notes and the related guarantees may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on us, the Group, the notes and the related guarantees.

Holders of notes and the related guarantees may have limited rights or no rights to challenge any decision of the relevant U.K. resolution authority to exercise the U.K. bail-in power or to have that decision reviewed by a judicial or administrative process or otherwise.

In addition to the provisions of the BRRD described above, it is possible that the exercise of other powers under the Banking Act, available to resolve failing banks in the U.K. including those giving the relevant U.K. authorities powers to override events of default or termination rights that might be invoked as a result of the exercise such resolution powers, could have a material adverse effect on the rights of holders of the notes and related guarantees, and adversely affect the market price of the notes. The Banking Act also gives the Bank of England the power to override, vary or impose contractual obligations between a U.K. bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. The U.K. resolution authority may also amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the resolution powers effectively, potentially with retrospective effect. In addition, the Banking Act may be further amended and/or other legislation may be introduced in the U.K. to amend the resolution regime that would apply in the event of a bank failure or to provide regulators with other resolution powers.

Accordingly, trading behavior in respect of the notes is not necessarily expected to follow the trading behavior associated with other types of securities that are not subject to such recovery and resolution powers. Potential investors in the notes should consider the risk that a holder of the notes and the related guarantees may lose all of its investment, including the principal amount plus any accrued interest, if such statutory loss absorption measures are acted upon or that the notes and related guarantees may be converted into ordinary shares. Further, the introduction or amendment of such recovery and resolution powers, and/or any implication or anticipation that they may be used, may have a significant adverse effect on the market price of the notes, even if such powers are not used. For more information, see "*Recent Regulatory Developments in the EU and U.K.*"

You will be required to agree to be bound by and consent to the exercise of any U.K. bail-in power by the relevant U.K. resolution authority with respect to the notes and the exercise of any bail-in power by the relevant resolution authority with respect to the related guarantees.

Notwithstanding any other agreements, arrangements, or understandings between us and any holder or beneficial owner of the notes, the holders and beneficial owners of the notes will be required to agree that by purchasing or acquiring the notes, they acknowledge, accept, agree to be bound by and consent to the exercise of any U.K. bail-in power by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the notes into shares or other securities or other obligations of Lloyds Bank, LBG or another person; and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of interest due on the notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which U.K. bail-in power may be exercised by means of variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. bail-in power. Each holder and beneficial owner of the notes will further be required to acknowledge and agree that the rights of the holders and/or beneficial owners under the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority. See "—*Holders of the notes may be required to absorb losses in the event we become subject to recovery and resolution action.*" Furthermore, by purchasing or acquiring the notes, each holder and beneficial owner of the notes will also be required to acknowledge, accept and agree to be bound by similar exercises of bail-in power by the relevant resolution authority with respect to the related guarantees. For more information, see "*Agreement with Respect to the Exercise of the U.K. Bail-in Power.*"

For these purposes, a "U.K. bail-in power" is any write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the U.K. in effect and applicable in the U.K. to Lloyds Bank, LBG or their affiliates, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a EU directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime under the Banking Act as the same has been or may be amended from time to time (whether pursuant to the U.K. Financial Services (Banking Reform) Act 2013 (the "Banking Reform Act 2013"), secondary legislation or otherwise), pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, amended, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the "relevant U.K. resolution authority" is to any authority with the ability to exercise a U.K. bail-in power). For more information, see "*Agreement with Respect to the Exercise of the U.K. Bail-in Power.*"

Many economic and market factors will affect the value of the notes.

The market for, and value of, the notes may be affected by a number of economic and market factors that may either offset or magnify each other, including:

- the time remaining to the maturity of the notes;

- trends relating to inflation;

- any redemption or exchange features of the notes;

- the level, direction, and volatility of market interest rates generally;

- geopolitical conditions and economic financial, political, regulatory or judicial events that affect the markets generally;

- supply and demand for the notes;

- any market-making activities with respect to the notes; and

- the introduction of any financial transaction tax.

Often, the only way to liquidate your investment in the notes prior to maturity will be to sell the notes. At that time, there may be a very illiquid market for the notes or no market at all. For indexed notes that have specific investment objectives or strategies, the applicable market may be more limited, and the price may be more volatile, than for other notes. The value of indexed notes could be adversely affected by changes in the price of the applicable reference market measure(s) linked to those notes. Moreover, the value of indexed notes may be adversely affected by the complexity of the formula, volatility and liquidity of the applicable reference market measure(s), including any dividend rates or yields of other securities or financial instruments that relate to the indexed notes.

Holders of indexed notes are subject to significant risks that are not associated with more conventional notes.

If you invest in indexed notes, you will be subject to significant risks not associated with conventional fixed-rate or floating-rate notes. These risks include the possibility that the applicable market measures may be subject to fluctuations, and the possibility that you will receive a lower, or no, amount of principal, premium, or interest, and at different times than expected. In recent years, many securities, currencies, commodities, interest rates, indices, and other market measures have been highly volatile, and this high volatility may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future. We have no control over a number of factors, including economic, financial, and political events, that are important in determining the existence, magnitude, and longevity of market volatility and other risks and their impact on the value of, or payments made on, the indexed notes. In considering whether to purchase indexed notes, you should be aware that the calculation of amounts payable on indexed notes may involve reference to a market measure determined by one of our affiliates or prices or values that are published solely by third parties or entities which are not regulated by the laws of the United States. Additional risks that you should consider in connection with an investment in indexed notes will be set forth in the applicable supplement(s).

Reform of LIBOR, EURIBOR and other "benchmarks" could adversely affect any notes based on, or linked to, such "benchmarks."

The London Interbank Offered Rate ("LIBOR"), the Euro Interbank Offered Rate ("EURIBOR") and other indices which are deemed "benchmarks" are the subject of recent national, international and other regulatory guidance and proposals for reform. Some of these reforms are already effective while others are still to be implemented. These reforms may cause such "benchmarks" to perform differently than in the past, or to disappear entirely, or have other consequences which cannot be predicted. Any such consequence could adversely affect any notes based on, or linked to, such "benchmarks."

Key international proposals for reform of "benchmarks" include IOSCO's Principles for Financial Market Benchmarks (July 2013) (the "IOSCO Benchmark Principles") and the European Commission's Proposal for a Regulation of the European Parliament and of the Council on indices used as benchmarks in financial instruments and financial contracts or to measure the performance of investment funds (December 2015) (the "Benchmark Regulation").

The IOSCO Benchmark Principles aim to create an overarching framework of principles for benchmarks to be used in financial markets, specifically covering governance and accountability, as well as the quality and transparency of benchmark design and methodologies. A review published in February 2015 on the status of the voluntary market adoption of the IOSCO Benchmark Principles noted that, as the benchmarks industry is in a state of change, further steps may need to be taken by IOSCO in the future, but that it is too early to determine what those steps should be. The review noted that there has been a significant market reaction to the publication of the IOSCO Benchmark Principles, and widespread efforts being made to implement the IOSCO Benchmark Principles by the majority of administrators surveyed.

On November 24, 2015, the European Commission announced that the European Parliament and the Council of the EU had reached agreement on a compromise text of the Benchmark Regulation. Final agreement on the text of the Benchmark Regulation by the EU Council, Commission and Parliament is due to conclude by early 2016. Once adopted, the Benchmark Regulation will enter into force on the day following that of its publication in the Official Journal of the EU and is currently anticipated to apply 18 months from the date of entry into force.

The Benchmark Regulation would apply to "contributors," "administrators" and "users" of "benchmarks" in the EU, and would, among other things, (i) require benchmark administrators to be authorized (or, if non-EU-based, to be subject to an equivalent regulatory regime) and to comply with extensive requirements in relation to the administration of "benchmarks" and (ii) ban the use of "benchmarks" of unauthorized administrators. The scope of the Benchmark Regulation is wide and, in addition to so-called "critical benchmark" indices such as LIBOR and EURIBOR, could also potentially apply to many other interest rate indices, as well as equity, commodity and foreign exchange rate indices and other indices (including "proprietary" indices or strategies) which are referenced in listed financial instruments (including listed notes), financial contracts and investment funds.

In addition to the international proposals for reform of "benchmarks" described above, there are numerous other proposals, initiatives and investigations which may impact "benchmarks." For example, in the U.K., the national government has extended the legislation originally put in place to cover LIBOR to regulate a number of additional major U.K.-based financial benchmarks in the fixed income commodity and currency markets, which could be further expanded in the future.

The U.K.'s Financial Conduct Authority has also released "Financial Benchmarks: Thematic review of oversight and controls," which reviewed the activities of firms in relation to a much broader spectrum of "benchmarks" that ultimately could impact inputs, governance and availability of certain "benchmarks."

More broadly, the FCA Rules, the Benchmark Regulation and any of the other international, national or other proposals for reform or the general increased regulatory scrutiny of "benchmarks" could increase the costs and risks of administering or otherwise participating in the setting of a "benchmark" and complying with any such regulations or requirements. Such factors may have the effect of discouraging market participants from continuing to administer or participate in certain "benchmarks," trigger changes in the rules or methodologies used in certain "benchmarks" or lead to the disappearance of certain "benchmarks." The disappearance of a "benchmark" or changes in the manner of administration of a "benchmark" could result in adjustment to the terms and conditions, early redemption, discretionary valuation by the calculation agent, delisting or other consequence in relation to notes linked to such "benchmark." Any such consequence could adversely affect the value of and return on any such notes.

Currency Risks

We may issue notes denominated in or whose principal and interest is payable in a currency other than U.S. dollars. We refer to these notes as "Non-U.S. Dollar-Denominated Securities." If you intend to invest in any Non-U.S. Dollar-Denominated Securities, you should consult your own financial and legal advisors as to the currency risks related to your investment. The Non-U.S. Dollar-Denominated Securities are not an appropriate investment for you if you are not knowledgeable about the significant terms and conditions of the Non-U.S. Dollar-Denominated Securities or financial matters in general. The information in this prospectus supplement is directed primarily to investors who are U.S. residents. Investors who are not U.S. residents should consult their own financial and legal advisors about currency-related risks arising from their investment.

Non-U.S. Dollar-Denominated Securities have significant risks that are not associated with a similar investment in conventional debt securities that are payable solely in U.S. dollars. These risks include possible significant changes in rates of exchange between the U.S. dollar and the specified currency and the imposition or modification of foreign exchange controls or other conditions by either the United States or non-U.S. governments. These risks generally are influenced by factors over which we have no control, such as economic and political events and the supply of and demand for the relevant currencies in the global markets.

Currency Exchange Rates. Exchange rates between the U.S. dollar and other currencies have been highly volatile. This volatility may continue and could spread to other currencies in the future. Fluctuations in currency exchange rates could adversely affect an investment in the Non-U.S. Dollar-Denominated Securities. Depreciation of the specified currency against the U.S. dollar could result in a decrease in the U.S. dollar-equivalent value of payments on the Non-U.S. Dollar-Denominated Securities. That in turn could cause the market value of the Non-U.S. Dollar-Denominated Securities to fall.

Changes in Foreign Currency Exchange Rates. Except as described below or in a supplement, we will not make any adjustment in or change to the terms of the Non-U.S. Dollar-Denominated Securities for changes in the foreign currency exchange rate for the specified currency, including any devaluation, revaluation, or imposition of exchange or other regulatory controls or taxes, or for other developments affecting the specified currency, the U.S. dollar, or any other currency. Consequently, you may bear the risk that your investment may be adversely affected by these types of events.

Government Policy. Foreign currency exchange rates either can float or be fixed by sovereign governments. Governments or governmental bodies, including the European Central Bank, may intervene in their economies to alter the exchange rate or exchange characteristics of their currencies. For example, a central bank may intervene to devalue or revalue a currency or to replace an existing currency. In addition, a government may impose regulatory controls or taxes to affect the exchange rate of its currency. As a result, the yield or payout of a Non-U.S. Dollar-Denominated Security could be affected significantly and unpredictably by governmental actions. Changes in exchange rates could affect the value of the Non-U.S. Dollar-Denominated Securities as participants in the global currency markets move to buy or sell the specified currency or U.S. dollars in reaction to these developments.

If a governmental authority imposes exchange controls or other conditions, such as taxes on the transfer of the specified currency, there may be limited availability of the specified currency for payment on the Non-U.S. Dollar-Denominated Securities at their maturity or on any other payment date. In addition, the ability of a holder to move currency freely out of the country in which payment in the currency is received or to convert the currency at a freely determined market rate could be limited by governmental actions.

Payments in U.S. Dollars. The terms of any Non-U.S. Dollar-Denominated Securities may provide that we may have the right to make a payment in U.S. dollars instead of the specified currency, if at or about the time when the payment on the Non-U.S. Dollar-Denominated Securities comes due, the specified currency is subject to convertibility, transferability, market disruption, or other conditions affecting its availability because of circumstances beyond our control. These circumstances could include the imposition of exchange controls or our inability to obtain the specified currency because of a disruption in the currency markets for the specified currency. The exchange rate used to make payment in U.S. dollars may be based on limited information and would involve significant discretion on the part of our exchange rate agent. As a result, the value of the payment in U.S. dollars may be less than the value of the payment you would have received in the specified currency if the specified currency had been available. The exchange rate agent will generally not have any liability for its determinations.

Currency Conversions. The applicable supplement may provide for payments on a Non-U.S. Dollar-Denominated Security to be made in U.S. dollars or payments on a U.S. dollar denominated security to be made in a currency other than U.S. dollars. In these cases, the exchange rate agent identified in the supplement will convert the currencies. You will bear the costs of conversion through deductions from those payments.

Court Judgments. Any Non-U.S. Dollar-Denominated Securities typically will be governed by New York law. Under Section 27 of the New York Judiciary Law, a state court in the State of New York rendering a judgment on the Non-U.S. Dollar-Denominated Debt Securities would be required to render the judgment in the specified currency. In turn, the judgment would be converted into U.S. dollars at the exchange rate prevailing on the date of entry of the judgment. Consequently, in a lawsuit for payment on the Non-U.S. Dollar-Denominated Securities, you would bear currency exchange risk until judgment is entered, which could be a long time.

In courts outside of New York, you may not be able to obtain judgment in a specified currency other than U.S. dollars. For example, a judgment for money in an action based on Non-U.S. Dollar-Denominated Securities in many other U.S. federal or state courts ordinarily would be enforced in the United States only in U.S. dollars. The date used to determine the rate of conversion of the specified currency into U.S. dollars will depend on various factors, including which court renders the judgment.

Information About Foreign Currency Exchange Rates. If we issue a Non-U.S. Dollar-Denominated Security, we may include in the applicable supplement information about historical exchange rates for the relevant non-U.S. dollar currency or currencies. Any information about exchange rates that we may provide will be furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in currency exchange rates that may occur in the future.

DESCRIPTION OF THE NOTES AND THE GUARANTEES

This section describes the general terms and conditions of the notes, which are our senior unsecured obligations, and the guarantees endorsed thereon. This section supplements, and should be read together with, the general description of our senior debt securities included in "Description of Debt Securities" in the accompanying prospectus. If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

We will describe the particular terms of the notes we sell in a separate supplement. The terms and conditions stated in this section will apply to each note unless the note or the applicable supplement indicates otherwise.

General

The following summary of the terms of the notes and the senior indenture is not complete and is qualified in its entirety by reference to the actual notes and the specific provisions of the senior indenture, as applicable.

We will issue senior unsecured medium-term notes, Series A, under the senior debt securities indenture (the "base indenture") dated as of January 21, 2011 among us, LBG, as guarantor, and The Bank of New York Mellon, acting through its London branch, as trustee (the "trustee"), as amended and supplemented by the first supplemental indenture dated as of June 6, 2011, the third supplemental indenture dated as of September 5, 2014, the fourth supplemental indenture for the medium-term notes, Series A dated as of September 29, 2014, the fourth supplemental indenture dated as of March 17, 2015, the fifth supplemental indenture dated as of May 14, 2015, the sixth supplemental indenture dated as of August 17, 2015, the seventh supplemental indenture dated as of January 22, 2016 and the eighth supplemental indenture dated as of June 2, 2016, each among us, LBG, as guarantor and the trustee. We refer to such senior debt securities indenture, as amended and supplemented by the above supplemental indentures, and as may be further supplemented or amended from time to time as the "senior indenture."

The notes will constitute a single series of senior debt securities under the senior indenture, together with any notes that we issue in the future under the senior indenture that we designate as being part of that series.

The senior indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). We, LBG and the selling agents, in the ordinary course of our respective businesses, have conducted and may conduct business with the trustee or its affiliates. See "*Description of Debt Securities*" in the accompanying prospectus for more information about the senior indenture and the functions of the trustee.

The notes are our direct unsecured obligations and are not obligations of our subsidiaries. The notes are being offered on a continuous basis. There is no limit under our registration statement on the total initial public offering price or aggregate principal amount of the notes that may be offered using this prospectus supplement. We may issue other senior debt securities under the senior indenture from time to time in one or more series up to the aggregate principal amount of the then-existing grant of authority by our board of directors.

Unless otherwise provided in the applicable supplement, the minimum denomination of the notes will be $1,000 and any larger amount that is a whole multiple of $1,000 (or the equivalent in other currencies).

Specific Terms of the Notes. In addition to the applicable term of the notes listed under "*Description of Debt Securities—General*" in the accompanying prospectus, the applicable supplement(s) for each offering of notes will contain additional terms of the offering and a specific description of those notes, including:

- the title of the notes;

- the issue price;

- the aggregate principal amount;

- the original issue date;

- the maturity date, and any terms providing for the extension or postponement of the maturity date;

- the denominations or minimum denominations, if other than $1,000;

- the currency or currencies, if not U.S. dollars, in which the notes are denominated and in which payments will be made on the notes;

- whether the notes are fixed-rate notes, floating-rate notes, indexed notes, original discount notes or a combination thereof;

- the method of determining and paying interest (if any), including any applicable interest rate basis or bases, any initial interest rate, any interest reset dates, any payment dates, any index maturity, and any maximum or minimum rate of interest;

- whether interest will be payable in cash or in kind;

- any spread or spread multiplier applicable to a floating-rate note or an indexed note;

- the method for the calculation and payment of principal, premium (if any), interest (if any), and other amounts payable (if any);

- for exchangeable notes, the securities, or other property (or the cash value thereof) for which the notes may be exchanged, the rate of exchange, whether the notes are exchangeable at your option or our option, and other terms of the exchangeable notes;

- if applicable, the circumstances under which the note may be redeemed at our option or repaid at your option prior to the maturity date set forth on the face of the note, including any repayment date, redemption commencement date, redemption price, and redemption period;

- if applicable, the circumstances under which the maturity date set forth on the face of the note may be extended at our option or renewed at your option, including the extension or renewal periods and the final maturity date;

- whether the notes will be listed on any stock exchange; and

- if applicable, any other material terms of the note which are different from those described in this prospectus supplement and the accompanying prospectus.

Definitions

Unless we specify otherwise in the applicable supplement, the following terms are defined as set forth below:

A "business day" means, for any note, a day that meets all the following applicable requirements:

- for all notes, is any weekday that is not a legal holiday in New York, New York, London, England, or any other place of payment of the note, and is not a date on which banking institutions in those cities are authorized or required by law or regulation to be closed;

- for any LIBOR note, also is a London Banking Day;

- for any note denominated in euro or any EURIBOR note, also is a TARGET Settlement Date;

- for any note that has a specified currency other than U.S. dollars or euro, also is not a day on which banking institutions generally are authorized or obligated by law, regulation, or executive order to close in the principal financial center of the country of the specified currency; and

- for purposes of currency conversions and payments on any note denominated in a foreign currency, any weekday that is not a legal holiday in New York, New York or London, England and is not a day on which banking institutions in those cities are authorized or required by law or regulation to be closed.

"Clearing system business day" means a day on which each clearing system for which the relevant global notes are being held is open for business.

"Designated LIBOR Currency" means the currency specified in the applicable supplement as to which LIBOR shall be calculated or, if no such currency is specified in the applicable supplement, U.S. dollars.

A "London Banking Day" means any day on which commercial banks are open for business (including dealings in the Designated LIBOR Currency specified in the applicable supplement) in London, England.

A "New York Business Day" means, for any note, any day other than a day that (i) is a Saturday or Sunday or (ii) is a day on which banking institutions generally in The City of New York are authorized or obligated by law, regulation or executive order to close.

The "principal financial center" means the capital city of the country issuing the specified currency, except for U.S. dollars, Australian dollars, Canadian dollars, South African rand and Swiss francs, for which the "principal financial center" is New York, Sydney and Melbourne, Toronto, Johannesburg and Zurich, respectively, except that in transactions related to LIBOR, the "principal financial center" means the capital city of the country to which the Designated LIBOR Currency relates, except for U.S. dollars, Australian dollars, Canadian dollars, South African rand and Swiss francs, for which the "principal financial center" is New York, Sydney, Toronto, Johannesburg and Zurich, respectively.

The "record date" for any interest payment date is (a) in the case of global notes, the date that is one clearing system business day prior to the date the interest for such interest payment date is paid and (b) in the case of certificated notes, the date that is 15 calendar days prior to such interest payment date, whether or not that day is a business day, unless otherwise specified in the applicable supplement.

"Specified currency" means the currency or currencies in respect of notes in which the principal, premium (if any) or interest (if any) is denominated.

"TARGET Settlement Date" means any day on which TARGET2 is operating.

"TARGET2" means the Trans-European Automated Real-time Gross Settlement Express Transfer System or any successor.

A "U.S. government securities business day" means any day other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association (or any successor thereto) recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

Fixed and Floating Rate Notes

Fixed-Rate Notes

General. We may issue notes that bear interest at one or more fixed rates of interest, as specified in the applicable supplement. We refer to these as "fixed-rate notes." Unless we specify otherwise in the applicable supplement, each fixed-rate note will bear interest from its original issue date or from the most recent date to which interest on the note has been paid or made available for payment. Interest will accrue on the principal of a fixed-rate note at the fixed annual rate stated in the applicable supplement, until the principal is paid or made available for payment or the note is converted, exchanged or redeemed.

Unless we specify otherwise in the applicable supplement, we will pay interest on any fixed-rate note monthly, quarterly, semi-annually, or annually, as applicable, in arrears, on the days set forth in the applicable supplement (each such day being an "interest payment date") and at maturity. Unless we otherwise specify in the applicable supplement, each interest payment due on an interest payment date or the maturity date will include interest accrued from and including the most recent scheduled interest payment date, or, if no interest has been paid, from the original issue date, to but excluding the next scheduled interest payment date or the scheduled maturity date, as the case may be. Unless we specify otherwise in the applicable supplement, interest on fixed-rate notes will be computed and paid on the basis of a 360-day year consisting of twelve 30-day months. Unless we specify otherwise in the applicable supplement, if any scheduled interest payment date, other than the maturity date or any earlier redemption or repayment date, is not a business day, we will pay interest on the next business day, but interest on that payment will not accrue during the period from and after the scheduled interest payment date. If the scheduled maturity date or any earlier redemption or repayment date is not a business day, we will pay the principal, premium (if any) and interest (if any) on the next succeeding business day, but interest on that payment will not accrue during the period from and after the scheduled maturity date or earlier redemption or repayment date. We will make payments on fixed-rate notes as described below under the heading "—*Payment of Principal, Interest and Other Amounts Due*."

Amortizing Notes. We also may issue amortizing notes, which are fixed-rate notes for which combined principal and interest payments are made in installments over the life of the debt security. Payments on amortizing notes are applied first to interest due and payable and then to the reduction of the unpaid principal amount. The supplement for an amortizing note will include a table setting forth repayment information.

Floating-Rate Notes

General. We may issue notes that will bear interest at a floating rate of interest determined by reference to one or more interest rate bases, or by reference to one or more interest rate formulae, referred to as the "base rate." We refer to these notes as "floating-rate notes." The base rate may be one or more of the following:

- the CMS rate;

- the CMT rate;

- the commercial paper rate;

- the federal funds rate;

- LIBOR;

- EURIBOR;

- the prime rate;

- the treasury rate; or

- such other interest rate basis or bases or interest rate formula as may be specified in the applicable supplement.

The interest rate for a floating-rate note will be determined by reference to:

- the specified base rate based on the index maturity;

- plus or minus the spread (if any); and/or

- multiplied by the spread multiplier (if any).

For any floating-rate note, the "index maturity" is the period to maturity of the instrument for which the base rate is calculated and will be specified in the applicable supplement. The "spread" is the number of basis points (one one-hundredth of a percentage point) we specify on the floating-rate note to be added to or subtracted from the base rate. The "spread multiplier" is the percentage we may specify on the floating-rate note by which the base rate is multiplied in order to calculate the applicable interest rate.

A floating-rate note also may be subject to:

- a maximum interest rate limit, or cap, on the interest that may accrue during any interest period, which we refer to as the "maximum interest rate";

- a minimum interest rate limit, or floor, on the interest that may accrue during any interest period, which refer to as the "minimum interest rate"; or

- both.

Unless we specify otherwise in the applicable supplement, each floating-rate note will bear interest from its original issue date or from the most recent date to which interest on the note has been paid or made available for payment. Interest will accrue on the principal of a floating-rate note at the annual rate determined according to the interest rate formula stated in the applicable supplement, until the principal is paid or made available for payment. Unless we specify otherwise in the applicable supplement, we will pay interest on any floating-rate note monthly, quarterly, semi-annually, or annually, as applicable, in arrears, on the days set forth in the applicable supplement. Unless we specify otherwise in the applicable supplement, each interest payment due on an interest payment date or the maturity date will include interest accrued from and including the most recent interest payment date to which interest has been paid, or, if no interest has been paid, from the original issue date, to but excluding the next interest payment date or the maturity date, as the case may be. If any scheduled interest payment date, other than the maturity date or any earlier redemption or repayment date, for any floating rate note falls on a day that is not a business day, that interest payment date will be postponed to the following business day, except that, in the case of EURIBOR notes or LIBOR notes, if that business day would fall in the next calendar month, the interest payment date will be the immediately preceding business day. If the scheduled maturity date or any earlier redemption or repayment date of a floating rate note falls on a day that is not a business day, the payment of principal, premium (if any) and interest (if any) will be made on the next succeeding business day, but interest on that payment will not accrue during the period from and after the maturity date or earlier redemption or repayment date. We will make payments on floating-rate notes as described below under the heading "—*Payment of Principal, Interest and Other Amounts Due.*"

How Interest Is Reset. The interest rate in effect from the date of issue to the first interest reset date for a floating-rate note will be the initial interest rate determined as described in the applicable supplement. The interest rate of each floating-rate note may be reset daily, weekly, monthly, quarterly, semi-annually, or annually, as we specify in the applicable supplement. We refer to the period during which an interest rate is effective as an "interest period," and the first day of each interest period as the "interest reset date."

The "interest determination date" for any interest reset date is the day the calculation agent will refer to when determining the new interest rate at which a floating rate will reset. Unless we specify otherwise in the applicable supplement, the interest determination date for an interest reset date will be:

- for a CMS rate note, the second U.S. government securities business day preceding the applicable interest reset date;

- for a CMT rate note, commercial paper rate note, federal funds rate note or a prime rate note, the second New York Business Day preceding the applicable interest reset date;

- for a LIBOR note, the second London Banking Day preceding the applicable interest reset date unless the Designated LIBOR Currency is pounds sterling, in which case the applicable interest determination date will be the interest reset date;

- for a EURIBOR note, the second TARGET Settlement Date preceding the applicable interest reset date;

- for a treasury rate note, the day of the week in which the applicable interest reset date falls on which Treasury Bills (as described below) of the applicable index maturity would normally be auctioned; and

- for a floating-rate note with two or more base rates, the interest determination date will be the most recent business day that is at least two business days prior to the applicable interest reset date on which each applicable base rate is determinable. Each base rate will be determined as of such date, and the applicable interest rate will take effect on the applicable interest reset date.

Treasury Bills are usually sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is usually held on the following Tuesday, except that the auction may be held on the preceding

Friday. If, as a result of a legal holiday, an auction is held on the preceding Friday, that preceding Friday will be the interest determination date pertaining to the interest reset date occurring in the next succeeding week. The treasury rate will be determined as of that date, and the applicable interest rate will take effect on the applicable interest reset date.

We will specify the interest reset dates in the applicable supplement. If any interest reset date (other than the maturity date) for any floating-rate note falls on a day that is not a business day for the floating-rate note, the interest reset date for the floating-rate note will be postponed to the next day that is a business day for the floating-rate note. If Treasury Bills are sold at an auction that falls on a day that is an interest reset date, that interest reset date will be the next following business day. However, unless we specify otherwise in the applicable supplement, in the case of a LIBOR note or a EURIBOR note, if the next business day is in the next succeeding calendar month, the interest reset date will be the immediately preceding business day.

The interest rate in effect for the ten calendar days immediately prior to maturity, redemption or repayment will be the one in effect on the tenth calendar day preceding the maturity, redemption or repayment date.

Calculation of Interest. Calculations relating to floating-rate notes will be made by the calculation agent, which will be an institution that we appoint as our agent for this purpose and which will be specified in the applicable supplement. We will identify in the applicable supplement the calculation agent we have appointed for a particular series of notes as of its original issue date. We may appoint different calculation agents from time to time after the original issue date of a floating-rate note without your consent and without notifying you of the change. Absent manifest error, all determinations of the calculation agent will be final and binding on you, the trustee and us.

For each floating-rate note, the calculation agent will determine, on the corresponding interest determination date, the interest rate for the applicable interest period. In addition, the calculation agent will calculate the amount of interest that has accrued during each interest period. Unless we specify otherwise in the applicable supplement, the calculation date for any interest determination date will be the date by which the calculation agent computes the amount of interest owed on a floating-rate note for the related interest period. Unless we specify otherwise in the applicable supplement, the calculation date pertaining to an interest determination date will be the earlier of:

- the tenth calendar day after that interest determination date or, if that day is not a business day, the next succeeding business day; or

- the business day immediately preceding the applicable interest payment date, the maturity date, or the date of redemption or prepayment, as the case may be.

Accrued interest on a floating-rate note is calculated by multiplying the principal amount of a note by an accrued interest factor. This accrued interest factor is the sum of the interest factors calculated for each day in the period for which accrued interest is being calculated. Unless we specify otherwise in the applicable supplement, the accrued interest factor will be computed and interest will be paid (including payments for partial periods) as follows:

- for CMS rate notes, commercial paper notes, federal funds rate notes, LIBOR notes (except for LIBOR notes denominated in pounds sterling), EURIBOR notes and prime rate notes, or any other floating-rate notes other than treasury rate notes, the daily interest factor will be computed by dividing the interest rate in effect on that day by 360;

- for LIBOR notes denominated in pounds sterling, the daily interest factor will be computed by dividing the interest rate in effect on that day by 365; and

- for CMT rate notes and treasury rate notes, the daily interest factor will be computed by dividing the interest rate in effect on that day by the actual number of days in the applicable year.

All amounts used in or resulting from any calculation on floating-rate notes will be rounded to the nearest cent, in the case of U.S. dollars, or to the nearest corresponding hundredth of a unit, in the case of a currency other than U.S. dollars, with one-half cent or one-half of a corresponding hundredth of a unit or more being rounded upward. Unless we specify otherwise in the applicable supplement, all percentages resulting from any calculation with respect to a floating-rate note will be rounded, if necessary, to the nearest one hundred-thousandth of a percent, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) being rounded to 9.87655% (or .0987655).

In determining the base rate that applies to a floating-rate note during a particular interest period, the calculation agent may obtain rate quotes from various banks or dealers active in the relevant market, as described in the descriptions of the base rates below and/or in the applicable supplement. Those reference banks and dealers may include the calculation agent itself and its affiliates, as well as any underwriter, dealer, or agent participating in the distribution of the relevant floating-rate notes and its affiliates, and they may include our affiliates.

At the request of the holder of any floating-rate note, the calculation agent will provide the interest rate then in effect for that floating-rate note and, if already determined, the interest rate that is to take effect on the next interest reset date.

CMS rate notes

CMS rate notes will bear interest at the interest rates specified in the applicable supplement. That interest rate will be based on the CMS rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate (if any).

The "CMS rate" means, for any interest determination date, the "USD-ISDA-Swap Rate," which will be the rate for U.S. dollar swaps with a designated maturity as specified in the applicable supplement, expressed as a percentage, that appears on the Reuters Screen ICESWAP1 Page (or any other page as may replace such page) as of 11:00 a.m., New York City time, on such interest determination date.

The following procedures will be followed if the CMS rate cannot be determined as described above:

- if the above rate does not appear on Reuters Screen ICESWAP1 Page (or any other page as may replace such page) at 11:00 a.m., New York City time, on any interest determination date, the calculation agent will determine the CMS rate for the relevant interest determination date on the basis of the Mid-Market Semi-Annual Swap Rate quotations provided by the CMS Reference Banks at approximately 11:00 a.m., New York City time, on such interest determination date. The calculation agent will request the principal New York City office of each of the CMS Reference Banks to provide a quotation of its rate, and

  (i) if at least three quotations are provided, the rate for such interest determination date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest); or

  (ii) if fewer than three quotations are provided, the calculation agent will determine the rate in good faith and in a commercially reasonable manner.

"CMS Reference Banks" means five leading swap dealers selected by the calculation agent in the New York City interbank market.

"Mid-Market Semi-Annual Swap Rate" means, on any interest determination date, the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to the applicable designated maturity as specified in the applicable supplement commencing on such interest determination date and in a CMS Representative Amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to U.S. dollar LIBOR with a designated maturity of three months.

"CMS Representative Amount" means an amount that is representative for a single transaction in the relevant market at the relevant time as determined by the calculation agent in good faith and in a commercially reasonable manner.

CMT rate notes

CMT rate notes will bear interest at the interest rates specified in the applicable supplement. That interest rate will be based on the CMT rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate (if any).

The "CMT rate" will be determined as of each interest determination date relating to a CMT rate note and will be the rate on such day as displayed on the Designated CMT Reuters Page (as defined below) under the caption "…Constant Maturities Treasury…Federal Reserve Board Release H.15…Mondays Approximately 3:45 p.m.," under the column for the Designated CMT Maturity Index (as defined below) for:

- the rate on such interest determination date, if the Designated CMT Reuters Page is FRBCMT; and

- the weekly or monthly average, as specified in the applicable supplement, for the week or the month, as applicable, ended immediately preceding the week or the month, as applicable, in which the related interest determination date occurs, if the Designated CMT Reuters Page is FEDCMT.

The following procedures will be followed if the CMT rate cannot be determined as described above:

- If the above rate is no longer displayed on the relevant page or is not so displayed by 3:00 p.m., New York City time, on the related calculation date, then the CMT rate for such interest determination date will be such treasury constant maturity rate for the Designated CMT Maturity Index as published by the Federal Reserve Board in "Statistical Release H.15(519), Selected Interest Rates," or any successor publication ("H.15(519)").

- If such treasury constant maturity rate is no longer published or is not so published in H.15(519) by 3:00 p.m., New York City time, on the related calculation date, then the CMT rate on such interest determination date will be such treasury constant maturity rate for the Designated CMT Maturity Index (or other United States Treasury rate for the Designated CMT Maturity Index) on such interest determination date as may then be published by either the Board of Governors of the Federal Reserve Board or the United States Department of the Treasury that the calculation agent determines to be comparable to the rate formerly displayed on the Designated CMT Reuters Page and published in H.15(519).

- If such treasury constant maturity rate is not so provided by 3:00 p.m., New York City time, on the related calculation date, then the CMT rate on the interest determination date will be calculated by the calculation agent and will be a yield to maturity, based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 p.m., New York City time, on such interest determination date reported, according to their written records, by three leading primary United States government securities dealers in The City of New York (which may include us or our affiliates), which we refer to as a "Reference Dealer," selected by the calculation agent from five such Reference Dealers selected by the calculation agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest), for the most recently issued direct noncallable fixed-rate obligations of the United States, which are commonly referred to as "Treasury Notes," with an original maturity of approximately the Designated CMT Maturity Index and a remaining term to maturity of not less than such Designated CMT Maturity Index minus one year and in an amount that is representative for a single transaction in the securities in such market at such time. If two Treasury Notes with an original maturity as described above have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotations for the Treasury Notes with the shorter remaining term to maturity will be used.

- If the calculation agent is unable to obtain three such Treasury Note quotations, the CMT rate on such interest determination date will be calculated by the calculation agent and will be a yield to maturity based on the arithmetic mean of the secondary market offered rates as of approximately 3:30 p.m., New York City time, on such interest determination date of three Reference Dealers in The City of New York (from five such Reference Dealers selected by the calculation agent and eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest)), for Treasury Notes with an original maturity of the number of years that is the next highest to the Designated CMT Maturity Index and a remaining term to maturity closest to the Designated CMT Maturity

Index and in an amount that is representative for a single transaction in the securities in such market at such time. If two Treasury Notes with an original maturity have remaining terms to maturity equally close to the Designated CMT Maturity Index, the quotations for the Treasury Note with the shorter remaining term to maturity will be used.

- If three or four (and not five) of such Reference Dealers are quoting as described above, then the CMT rate will be based on the arithmetic mean of the offered rates obtained, and neither the highest nor the lowest of such quotations will be eliminated.

- If fewer than three Reference Dealers so selected by the calculation agent are quoting as described above, the CMT rate for that interest determination date will remain the CMT rate for the immediately preceding interest reset period, or, if there was no preceding interest reset period, the rate of interest payable will be the initial interest rate.

"Designated CMT Maturity Index" means the original period to maturity of the U.S. Treasury securities (either 1, 2, 3, 5, 7, 10, 20 or 30 years) specified in the applicable supplement with respect to which the CMT rate will be calculated or, if no such maturity is specified in the applicable supplement, 2 years.

"Designated CMT Reuters Page" means the Reuters page specified in the applicable supplement (or any other page as may replace such page) for the purpose of displaying Constant Maturities Treasury as reported in H.15(519) or, if no such page is specified in the applicable supplement, Reuters page FEDCMT (or any other page as may replace FEDCMT). If Reuters page FEDCMT (or any other page as may replace FEDCMT) applies but the relevant supplement does not specify whether the weekly or monthly average applies, the weekly average will apply.

Commercial paper rate notes

Commercial paper rate notes will bear interest at the interest rates specified in the applicable supplement. Those interest rates will be based on the commercial paper rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate (if any).

The "commercial paper rate" will be determined as of each interest determination date relating to a commercial paper rate note and will be the money market yield (as defined below) on such date of the rate for commercial paper having the index maturity specified in the applicable supplement as published in H.15(519) under the heading "Commercial Paper—Non-Financial."

The following procedures will be followed if the commercial paper rate cannot be determined as described above:

- If not so published in H.15(519) by 3:00 p.m., New York City time, on the calculation date pertaining to such interest determination date, the commercial paper rate will be the money market yield on such interest determination date of the rate for commercial paper of the index maturity specified in the applicable supplement as published in H.15 Daily Update under the heading "Commercial Paper—Non-Financial," or such other recognized electronic source used for the purpose of displaying such rate.

- If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 p.m., New York City time, on such calculation date, then the commercial paper rate shall be calculated by the calculation agent and shall be the money market yield of the arithmetic mean of the offered rates as of 11:00 a.m., New York City time, on such interest determination date, of three leading dealers in U.S. dollar commercial paper in The City of New York (which may include us or our affiliates) selected by the calculation agent for commercial paper of the index maturity specified in the applicable supplement placed for a nonfinancial issuer whose bond rating is "AA," or the equivalent, from a nationally recognized rating agency.

- If the dealers selected by the calculation agent are not quoting as set forth above, the commercial paper rate for that interest determination date will remain the commercial paper rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

"H.15 Daily Update" means the daily update of H.15(519), available through the internet site of the Federal Reserve Board at http://www.federalreserve.gov/releases/h15/update/h15upd.htm, or any successor site or publication.

The "money market yield" will be a yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{money market yield} = \frac{D \times 360}{360 - (D \times M)} \times 100$$

where "D" refers to the applicable per annum rate for commercial paper quoted on a bank discount basis and expressed as a decimal and "M" refers to the actual number of days in the interest period for which interest is being calculated.

LIBOR notes

LIBOR notes will bear interest at the interest rates specified in the applicable supplement. That interest rate will be based on the London Interbank Offered Rate, which is commonly referred to as LIBOR, and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate (if any).

The calculation agent will determine "LIBOR" for each interest determination date as follows:

- As of the interest determination date, LIBOR will be the arithmetic mean of the offered rates appearing on the Reuters Page LIBOR01 (as defined herein), as of 11:00 a.m., London time, on the relevant interest determination date, for deposits of the Designated LIBOR Currency having the relevant index maturity commencing on the relevant interest reset date, if at least two offered rates appear on Reuters Page LIBOR01, provided that if Reuters Page LIBOR01 by its terms provides only for a single rate, that single rate will be used. The applicable supplement will indicate the Designated LIBOR Currency, the index maturity and the reference page that apply to your LIBOR note. If no reference page is mentioned in the applicable supplement, Reuters Page LIBOR01 will apply to your LIBOR note.

- If (a) fewer than two offered rates appear and the Reuters Page LIBOR01 does not by its terms provide only for a single rate or (b) no rate appears and the Reuters Page LIBOR01 by its terms provides only for a single rate, then the calculation agent will request the principal London offices of each of four major reference banks (which may include us or our affiliates) in the London interbank market, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in the Designated LIBOR Currency for the period of the index maturity specified in the applicable supplement, commencing on the applicable interest reset date, to prime banks in the London interbank market at approximately 11:00 a.m., London time, on such interest determination date and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time. If at least two such quotations are so provided, then LIBOR on such interest determination date will be the arithmetic mean of such quotations.

- If fewer than two such quotations are so provided by the major reference banks, then LIBOR on such interest determination date will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., in the applicable principal financial center, on such interest determination date by three major banks (which may include us or our affiliates) in such principal financial center selected by the calculation agent for loans in the Designated LIBOR Currency to leading European banks, having the index maturity specified in the applicable supplement and in a principal amount that is representative for a single transaction in the Designated LIBOR Currency in such market at such time.

- If the banks so selected by the calculation agent are not quoting as set forth above, LIBOR for that interest determination date will remain LIBOR for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

"Reuters Page LIBOR01" means the display designated as "LIBOR01" on Reuters 3000 Xtra (or any successor service) (or such other page as may replace Page LIBOR01 on Reuters 3000 Xtra or any other successor service).

"Reuters page" means the display on Reuters 3000 Xtra, or any successor service, on the page or pages specified in this prospectus supplement or the relevant supplement, or any replacement page or pages on that service.

EURIBOR notes

EURIBOR notes will bear interest at the interest rates specified in the applicable supplement. That interest rate will be based on EURIBOR and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate (if any).

EURIBOR will be the rate for deposits in euro, as sponsored, calculated and published jointly by the European Banking Federation and ACI—The Financial Market Association, or any company established by the joint sponsors for purposes of compiling and publishing those rates, having the index maturity specified in the applicable supplement, commencing on the applicable interest reset date, as the rate appears on Reuters page EURIBOR01 (or any other page as may replace page EURIBOR01) as of 11:00 a.m., Brussels time, on the applicable interest determination date.

The following procedures will be followed if the rate cannot be determined as described above:

- If the above rate does not appear on Reuters page EURIBOR01 (or any other page as may replace page EURIBOR01), or is not so published by 11:00 a.m., Brussels time, on the applicable interest determination date, EURIBOR for such interest determination date will be the rate calculated by the calculation agent as the arithmetic mean of at least two quotations obtained by the calculation agent after requesting the principal Euro-zone (as defined below) offices of four major banks in the Euro-zone interbank market, which may include us, as selected by the calculation agent, to provide the calculation agent with its offered quotation for deposits in euro for the period of the index maturity designated in the applicable supplement, commencing on the applicable interest reset date, to prime banks in the Euro-zone interbank market at approximately 11:00 a.m., Brussels time, on the applicable interest determination date and in a principal amount not less than the equivalent of $1,000,000 in euro that is representative for a single transaction in euro in such market at such time.

- If fewer than two quotations are so provided, the rate on the applicable interest determination date will be calculated by the calculation agent and will be the arithmetic mean of the rates quoted at approximately 11:00 a.m., Brussels time, on such interest determination date by four major banks in the Euro-zone interbank market, as selected by the calculation agent, for loans in euro to leading European banks, having the index maturity designated in the applicable supplement, commencing on the applicable interest reset date and in principal amount not less than the equivalent of $1,000,000 in euro that is representative for a single transaction in euro in such market at such time.

- If the banks so selected by the calculation agent are not quoting as set forth above, EURIBOR for that interest determination date will remain EURIBOR for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

"Euro-zone" means the region comprising member states of the EU that have adopted a single currency in accordance with the relevant treaty of the EU, as amended.

Prime rate notes

Prime rate notes will bear interest at the interest rates specified in the applicable supplement. That interest rate will be based on the prime rate and any spread and/or spread multiplier, and will be subject to the minimum interest rate and the maximum interest rate (if any).

The "prime rate" means, for any interest determination date, the rate on that date as published in H.15(519) under the heading "Bank Prime Loan."

The following procedures will be followed if the prime rate cannot be determined as described above:

- If the above rate is not published by 3:00 p.m., New York City time, on the calculation date pertaining to such interest determination date, the prime rate on such interest determination date will be the rate on such interest determination date as published in H.15 Daily Update, under the heading "U.S. Bank Prime Rates" or in another recognized electronic source used for the purpose of displaying such rate.

- If such rate is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 p.m., New York City time, on such calculation date, the prime rate shall be calculated by the calculation agent and will be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen US PRIME 1 Page (as hereinafter defined) as such bank's prime rate or base lending rate as of 11.00 a.m., New York City time, on such interest determination date.

- If fewer than four such rates so appear on the Reuters Screen US PRIME 1 Page by 3:00 p.m., New York City time, for such interest determination date, then the prime rate shall be the arithmetic mean of the prime rates or base lending rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such interest determination date by four major money center banks (which may include us or our affiliates) in The City of New York selected by the calculation agent.

- If fewer than four such quotations are so provided, then the prime rate shall be the arithmetic mean of three prime rates quoted on the basis of the actual number of days in the year divided by a 360-day year as of the close of business on such interest determination date as furnished in The City of New York by the major money center banks (if any) that have provided such quotations and by substitute banks or trust companies (which may include us or our affiliates), provided such substitute banks or trust companies are organized and doing business under the laws of the United States, or any State thereof, each having total equity capital of at least $500 million and being subject to supervision or examination by a Federal or state authority, selected by the calculation agent to provide such rate or rates.

- If the banks or trust companies selected by the calculation agent are not quoting as set forth above, the prime rate for such interest determination date will remain the prime rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

"Reuters Screen US PRIME 1 Page" means the display designated as page "US PRIME 1" on the Reuters Monitor Money Rates Service, or any successor service, or any other page as may replace the US PRIME 1 Page for the purpose of displaying prime rates or base lending rates of major United States banks.

Treasury rate notes

Treasury rate notes will bear interest at the interest rates specified in the applicable supplement. That interest rate will be based on the Treasury rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate (if any).

The "Treasury rate" will be determined as of each interest determination date relating to a Treasury rate note and will be the rate from the auction held on such interest determination date, which we refer to as the auction, of direct obligations of the United States, which are commonly referred to as "Treasury Bills," having the index maturity specified in the applicable supplement as such rate appears on Reuters, or any successor service, on page USAUCTION 10 (or any other page as may replace page USAUCTION 10 on that service), which we refer to as "Reuters Page USAUCTION 10," or on page USAUCTION 11 (or any other page as may replace page USAUCTION 11), which we refer to as "Reuters Page USAUCTION 11."

The following procedures will be followed if the Treasury rate cannot be determined as described above.

- If the above rate is not so published by 3:00 p.m., New York City time, on the related calculation date, the Treasury rate shall be calculated by the calculation agent and will be the bond equivalent yield (as defined below) of the auction rate for such Treasury Bills as published in H.15 Daily Update, or such other recognized electronic source used for the purposes of displaying such rate, under the caption "U.S. Government Securities/Treasury Bills/Auction High."

- If such rate is not so published by 3:00 p.m., New York City time, on the related calculation date, the Treasury rate will be calculated by the calculation agent and shall be the bond equivalent yield of the auction rate of such Treasury Bills as announced by the United States Department of the Treasury.

- In the event that the auction rate of Treasury Bills having the index maturity specified in the applicable supplement is not so announced by the United States Department of the Treasury, or if no such auction is held, then the Treasury rate will be calculated by the calculation agent and will be the bond equivalent yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 p.m., New York City time, on such interest determination date, of three primary United States government securities dealers (which may include us or our affiliates) selected by the calculation agent, for the issue of Treasury Bills with a remaining maturity closest to the index maturity specified in the applicable supplement.

- If the dealers selected by the calculation agent are not quoting as set forth above, the Treasury rate for such interest determination date will remain the Treasury rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

The "bond equivalent yield" means a yield (expressed as a percentage) calculated in accordance with the following formula:

$$\text{bond equivalent yield} = \frac{D \times N}{360 - (D \times M)} \times 100$$

In this formula, "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis, "N" refers to the actual number if days in the applicable year (*i.e.*, either 365 or 366, as the case may be) and "M" refers to the actual number of days in the interest period for which interest is being calculated.

Federal funds rate notes

Federal funds rate notes will bear interest at the interest rates specified in the applicable supplement. Those interest rates will be based on the federal funds rate and any spread and/or spread multiplier and will be subject to the minimum interest rate and the maximum interest rate (if any).

The "federal funds rate" means, for any interest determination date, the rate on that date for federal funds as published in H.15(519) under the heading "Federal Funds (Effective)" as that rate is displayed on Reuters page FEDFUNDS1 (or any other page as may replace page FEDFUNDS1).

The following procedures will be followed if the federal funds rate cannot be determined as described above:

- If such rate does not appear on Reuters page FEDFUNDS1 (or any other page as may replace page FEDFUNDS1) or is not so published by 3:00 p.m., New York City time, on the calculation date pertaining to such interest determination date, the Federal Funds Rate will be the rate on such interest determination date as published in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate, under the heading "Federal Funds (Effective)."

- If such rate does not appear on Reuters page FEDFUNDS1 (or any other page as may replace page FEDFUNDS1) or is not yet published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 p.m., New York City time, on such calculation date, the Federal Funds Rate will be calculated by the calculation agent and will be the arithmetic mean on such interest determination date of the rates for the last transaction in overnight United States dollar federal funds quoted by each of three leading dealers in federal funds transactions in The City of New York (which may include us or our affiliates) selected by the calculation agent, prior to 9:00 a.m., New York City time, on such interest determination date.

- If the dealers selected by the calculation agent are not quoting as set forth above, the federal funds rate for that interest determination date will remain the federal funds rate for the immediately preceding interest reset period, or, if there was no interest reset period, the rate of interest payable will be the initial interest rate.

Other/Additional Provisions

Any provisions with respect to the notes, including the specification and determination of one or more interest rate bases, the calculation of the interest rate applicable to a floating-rate note, the interest payment dates, the stated maturity, any redemption or repayment provisions or any other term relating thereto, may be modified and/or supplemented as specified in the applicable supplement.

Indexed Notes

We may issue notes that provide that the rate of return, including the principal, premium (if any), interest (if any), or other amounts payable (if any), is determined by reference, either directly or indirectly, to the price or performance of one or more currencies, commodities or securities of ours, LBG or other entities, a basket or baskets of those currencies, commodities or securities, or an index or indices of those currencies, commodities or securities, or interest rates, or intangibles, articles, goods or any other property, or any other financial or economic or other measures or instruments, including the occurrence or non-occurrence of any events or circumstances, in each case as specified in the applicable supplement. We refer to these notes as "indexed notes."

If you purchase an indexed note, you may receive an amount at maturity that is greater than or less than the face amount of your note, depending upon the formula used to determine the amount payable and the relative value at maturity of the market measure to which your indexed note is linked. We expect that the value of the applicable market measure will fluctuate over time.

An indexed note may provide either for cash settlement or for physical settlement by delivery of the relevant market measure. An indexed note also may provide that the form of settlement may be determined at our option or the holder's option. Some indexed notes may be convertible, exercisable, or exchangeable prior to maturity, at our option or the holder's option, for the relevant market measure or the cash value of the relevant market measure.

We will specify in the applicable supplement the method for determining the principal, premium (if any), interest (if any), or other amounts payable (if any) in respect of particular indexed notes, as well as certain historical or other information with respect to the specified index or other market measure, specific risk factors relating to that particular type of indexed note, and tax considerations associated with an investment in the indexed notes.

A supplement for any particular indexed notes also will identify the calculation agent that will calculate the amounts payable with respect to the indexed note. We may appoint different calculation agents from time to time after the original issue date of an indexed note without your consent and without notifying you of the change. Absent manifest error, all determinations of the calculation agent will be final and binding on you, the selling agents, and us. Upon request of the holder of an indexed note, and to the extent set forth in the applicable supplement, the calculation agent will provide, if applicable, information relating to the current principal, premium (if any), rate of interest, interest payable (if any), or other amounts payable (if any) in connection with that indexed note.

We also may offer "indexed amortizing notes," the rate of amortization and final maturity of which are subject to periodic adjustment based upon the degree to which an objective base or index rate such as LIBOR, called a "reference rate," coincides with a specified "target rate." Indexed amortizing notes may provide for adjustment of the amortization rate either on every interest payment date, or only on interest payment dates that occur after a specified "lockout date." Each indexed amortizing note will include an amortization table, specifying the rate at which the principal of the note is to be amortized following any applicable interest payment date, based upon the difference between the reference rate and the target rate. The specific terms of, and any additional considerations relating to, indexed amortizing notes will be set forth in the applicable supplement.

We may issue notes with elements of each of the fixed-rate, floating-rate and indexed notes described above. For example, notes may bear interest at a fixed rate for some periods and at a floating rate in others. Similarly, notes may provide for a payment of principal at maturity linked to an index and also may bear interest at a fixed or floating rate. We will describe the determination of interest for any of these notes in the applicable supplement.

Original Issue Discount Notes

We may issue notes that we identify in the applicable supplement as "original issue discount notes", which are notes sold at a price lower than their principal amount or lower than their minimum guaranteed repayment amount at maturity. Unless otherwise specified in the applicable supplement, notes that are sold at a price lower than their principal amount or lower than their minimum guaranteed repayment at maturity pursuant to a variable price offering are not original issue discount notes. Original issue discount notes may be fixed-rate, floating-rate, or indexed notes and may bear no interest ("zero coupon notes") or may bear interest at a rate that is below market rates at the time of issuance. Upon an acceleration of the maturity of an original issue discount note, the amount of interest payable (if any) will be determined in accordance with the terms of the note, as described in the applicable supplement. That amount normally is less than the amount payable at the maturity date. A note issued at a discount to its principal may be considered as issued with original issue discount for U.S. federal income tax purposes, in which case the note would be subject to special tax rules. See "*U.S. Federal Income Tax Consequences*" for a summary of the U.S. federal income tax consequences of owning a note issued with original issue discount for U.S. federal income tax purposes.

Payment of Principal, Interest and Other Amounts Due

Paying Agents. Unless otherwise provided in the applicable supplement, the entity acting as trustee will act as paying agent, security registrar, and transfer agent with respect to the notes through the trustee's New York corporate trust office currently located at 101 Barclay Street, New York, NY 10286. If specified in the applicable supplement, with respect to some of our notes, including notes denominated in euro, the entity acting as trustee will act as the London paying agent (the "London paying agent") through its London branch, which is located at the trustee's London corporate trust office currently located at One Canada Square, London, E14 5AL. At any time, we may rescind the designation of a paying agent, appoint a successor paying agent, or approve a change in the office through which any successor paying agent acts in accordance with the senior indenture. In addition, we may decide to act as our own paying agent with respect to some or all of the notes, and the paying agent may resign.

Calculation Agents. We will identify the calculation agent for any floating-rate or indexed notes in the applicable supplement. The calculation agent will be responsible for calculating the interest rate, reference rates, principal, premium (if any), interest (if any), or other amounts payable (if any) applicable to the notes, as the case may be, and for certain other related matters. The calculation agent, at the request of the holder of any floating-rate note, will provide the interest rate then in effect and, if already determined, the interest rate that is to take effect on the next interest reset date, as described below, for the floating-rate note. At the request of the holder of any floating-rate note that is an indexed note, and to the extent set forth in the applicable supplement, the calculation agent will provide the reference rate or formula then in effect. We may replace any calculation agent or elect to act as the calculation agent for some or all of the notes, and the calculation agent may resign.

Payments to Holders and Record Dates for Interest. Unless we specify otherwise in the applicable supplement, the provisions described in this section will apply to payments on the notes.

Interest payments on the notes will be made on each interest payment date applicable to, and at the maturity date of, the notes. Interest payable at any interest payment date other than the maturity date will be paid to the registered holders of the notes on the regular record date for that interest payment date. However, unless we specify otherwise in the applicable supplement, if the period of time between the issue date and the original first interest payment date thereafter is less than the period of time between a record date and an interest payment date, interest will not be paid on the first interest payment date, but will be paid on the second interest payment date. The principal and interest payable (if any) at maturity will be paid to the holder of the note at the close of business on the maturity date.

Unless we specify otherwise in the applicable supplement, notwithstanding what is provided above for fixed-rate notes and floating-rate notes, in the case of notes with a term of not more than one year (from but excluding the original issue date to and including the maturity date), in no event will we make a payment of principal, premium (if any) or interest (if any) more than one year after the original issue date (from but excluding the original issue date to and including the date we make such payment of principal, premium (if any), or interest (if any)). In this circumstance, we will make such payment of principal, premium (if any) or interest (if any) on the immediately preceding business day of the scheduled interest payment date or scheduled maturity, redemption or repayment date, as applicable.

Manner of Payment. Unless otherwise stated in the applicable supplement, we will pay principal, premium (if any), interest (if any), and other amounts payable (if any) on the notes in book-entry form in accordance with arrangements then in place between the applicable paying agent and the applicable depository. Unless otherwise stated in the applicable supplement, we will pay any interest on notes in certificated form on each interest payment date other than the maturity date by check mailed to holders of the notes on the applicable record date at the address appearing on our records. Unless otherwise stated in the applicable supplement, we will pay any principal, premium (if any), interest (if any), and other amounts payable (if any) at the maturity date of a note in certificated form by wire transfer of immediately available funds upon surrender of the note at the corporate trust office of the trustee or the London paying agent, as applicable.

Currency Conversions and Payments on Notes Denominated in Currencies Other than U.S. Dollars. For any notes denominated in a currency other than U.S. dollars, the initial investors will be required to pay for the notes in that foreign currency. The applicable selling agent may arrange for the conversion of U.S. dollars into the applicable foreign currency to facilitate payment for the notes by U.S. purchasers electing to make the initial payment in U.S. dollars. Any such conversion will be made by that selling agent on the terms and subject to the conditions, limitations, and charges as it may establish from time to time in accordance with its regular foreign exchange procedures, and subject to United States laws and regulations. All costs of any such conversion for the initial purchase of the notes will be borne by the initial investors using those conversion arrangements.

We generally will pay principal, premium (if any), interest (if any), and other amounts payable (if any) on notes denominated in a currency other than U.S. dollars in the applicable foreign currency. However, holders of beneficial interests in notes through a participant in The Depository Trust Company, or "DTC," will receive payments in U.S. dollars, unless they elect to receive payments on those notes in the applicable foreign currency in accordance with the then-applicable procedures of DTC. If a holder through DTC does not make an election to receive payments in the applicable foreign currency, we or an exchange rate agent appointed by us will convert payments to that holder into U.S. dollars, and all costs of those conversions will be borne by that holder by deduction from the applicable payments.

For holders not electing payment in the applicable foreign currency, the U.S. dollar amount of any payment will be the amount of the applicable foreign currency otherwise payable, converted into U.S. dollars at the applicable exchange rate prevailing as of 11:00 a.m., New York City time, on the second business day prior to the relevant payment dates, less any costs incurred by us or the exchange rate agent for that conversion. The costs of those conversions will be shared pro rata among the holders of beneficial interests in the applicable global notes receiving U.S. dollar payments in the proportion of their respective holdings. We or the exchange rate agent will make those conversions in accordance with the terms of the applicable note and with any applicable arrangements between us and the trustee.

If an exchange rate quotation is unavailable from the entity or source ordinarily used by us or the exchange rate agent in the normal course of business, we or the exchange rate agent (in consultation with us) will obtain a quotation from a leading foreign exchange bank in New York City, which may be selected by us. If no quotation from a leading foreign exchange bank is available, payment will be made in the applicable foreign currency to the account or accounts specified by DTC to the trustee, unless the applicable foreign currency is unavailable due to the imposition of exchange controls or other circumstances beyond our control. If payment on a note is required to be made in a currency other than U.S. dollars and that currency is unavailable due to the imposition of exchange controls or other circumstances beyond our control, or is no longer used by the government of the relevant country or for the settlement of transactions by public institutions of or within the international banking community (and is not replaced by another currency), then all payments on that note will be made in U.S. dollars on the basis of the most recently available market exchange rate for the applicable foreign currency. Any payment on a note so made in U.S. dollars will not constitute an event of default under the applicable notes.

For information regarding risks associated with foreign currencies and exchange rates, see "*Risk Factors—Currency Risks.*"

Payment of Additional Amounts. All payments in respect of the notes and under the guarantee by us, LBG, the trustee or a paying agent, as the case may be, will be subject in all cases to any applicable fiscal laws or other laws and regulations or any agreements entered into by us, LBG, the trustee or a paying agent in connection with, or pursuant to such laws and regulations, and, except as provided under "*Description of Debt Securities—Additional Amounts*" in the accompanying prospectus, none of us, LBG, the trustee and any paying agent will be liable for, or required to pay any additional amounts as a result of the withholding or deduction of, any taxes or duties of whatever nature imposed or levied by such laws, regulations or agreements. For the avoidance of doubt, no additional amounts will be paid by us, LBG, any paying agent or the trustee on account of any deduction or withholding from a payment on, or in respect of, the notes where such deduction or withholding is imposed pursuant to any agreement with the Internal Revenue Service in connection with Sections 1471-1474 of the Internal Revenue Code (the "Code") and the Treasury regulations thereunder ("FATCA"), any intergovernmental agreement between the United States and the U.K. or any other jurisdiction with respect to FATCA, or any law, regulation or other official guidance enacted in any jurisdiction implementing, or relating to, FATCA or any intergovernmental agreement.

Redemption for Tax Reasons

Unless the applicable supplement provides otherwise, we, LBG or any wholly-owned subsidiary of us or LBG, as applicable, that assumes the obligations under the notes (a "Substituted Issuer") will have the option to redeem notes in whole, but not in part, after giving not less than 30 calendar days nor more than 60 calendar days' notice to each holder of such notes, at a redemption price equal to 100% of their principal amount together with any accrued but unpaid payments of interest, to the redemption date, or, in the case of notes issued with original issue discount, their accreted face amount, together with any accrued interest, or, in the case of such other notes as we may issue, at the redemption price specified in the applicable supplement (and premium (if any) thereon) together with accrued interest up to, but excluding, the redemption date, if we, LBG or a Substituted Issuer, as applicable, determines that as a result of a change in or amendment to the laws or regulations of a U.K. taxing jurisdiction (or in the case of a Substituted Issuer, the country of tax residence of such Substituted Issuer (a "Successor Tax Jurisdiction")), including any treaty to which it is a party, or a change in an official application or interpretation of those laws or regulations, including a decision of any court or tribunal, which becomes effective on or after the date of the applicable supplement (or in the case of a Substituted Issuer in a Successor Tax Jurisdiction other than the U.K., on or after the date of succession):

- in making any payments on such notes, we, LBG or the Substituted Issuer, as applicable, have paid or will or would on the next interest payment date become obligated to pay Additional Amounts;

- payment of interest on the next interest payment date in respect of any such notes would be treated as "distributions" within the meaning of Chapter 2 of Part 23 of the Corporation Tax Act 2010 of the U.K., or any statutory modification or reenactment of the Act; or

- on the next interest payment date we, LBG or the Substituted Issuer, as applicable, would not be entitled to claim a deduction in respect of the payments in computing our, LBG's or the Substituted Issuer's U.K. taxation liabilities or Successor Tax Jurisdiction liabilities, if applicable, or the value of the deduction to us, LBG or the Substituted Issuer, as applicable, would be materially reduced.

Before we publish any notice of redemption for tax reasons, we, LBG or the Substituted Issuer, as applicable, will deliver to the trustee under the senior indenture a written legal opinion of independent U.K. counsel of recognized standing selected by us, LBG or the Substituted Issuer, as applicable, in a form satisfactory to the trustee confirming that the relevant change in the application or interpretation of such laws or regulations has occurred and that we, LBG or the Substituted Issuer is entitled to redeem the notes and that the conditions precedent to redemption have occurred.

No Sinking Fund

Unless we specify otherwise in the applicable supplement, the notes will not be entitled to the benefit of any sinking fund. This means that we will not deposit money on a regular basis into any separate custodial account to repay the notes.

Redemption

The applicable supplement will indicate whether we have the option to redeem notes, including any conditions to our right to exercise such option, prior to their maturity date other than as described above under "—*Redemption for Tax Reasons.*" If we may redeem the notes prior to maturity, the applicable supplement will indicate the redemption price and method for redemption, including the applicable redemption notice period. Unless we specify otherwise in the applicable supplement, we may redeem notes only on an interest payment date, and the redemption price will be 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest.

Unless we specify otherwise in the applicable supplement, we may exercise our right to redeem notes by giving notice to the trustee and the holders under the senior indenture at least 30 calendar days but not more than 60 calendar days before the specified redemption date. The notice will take the form of a certificate signed by us specifying:

- the date fixed for redemption;

- the redemption price;

- the CUSIP, Common Code and/or ISIN number or numbers (if any) of the notes to be redeemed;

- the amount to be redeemed, if less than all of the outstanding notes of a series of notes is to be redeemed;

- the place or places where the notes are to be surrendered for payment of the redemption price; and

- that on and after the date fixed for redemption, interest will cease to accrue on the notes to be redeemed.

So long as a depository is the record holder of the applicable notes to be redeemed, we will deliver any notice of our election to exercise our redemption right only to that depository and the trustee.

Repayment

The applicable supplement will indicate whether the notes can be repaid at the holder's option prior to their maturity date. If the notes may be repaid prior to maturity, the applicable supplement will indicate the amount at which we will repay the notes and the procedure for repayment.

Repurchase

We, or our affiliates, may purchase at any time our notes in the open market at prevailing prices or in private transactions at negotiated prices. If we purchase notes in this manner, we have the discretion to either hold, resell, or cancel any repurchased notes.

Reopenings

We have the ability to "reopen," or increase after the issuance date, the principal amount of a particular tranche or series of our notes without notice to the holders of existing notes by selling additional notes having the same terms, but we are under no obligation to do so. Any new notes of this kind may have a different offering price and terms with respect to accrued interest.

Extendible/Renewable Notes

We may issue notes for which the maturity date may be extended at our option or renewed at the option of the holder for one or more specified periods, up to but not beyond the final maturity date stated in the note. The specific terms of and any additional considerations relating to extendible or renewable notes will be set forth in the applicable supplement.

Other Provisions

Any provisions with respect to the determination of an interest rate basis, the specification of interest rate basis, the calculation of the applicable interest rate, the amounts payable at maturity, interest payment dates, or any other related matters for a particular tranche of notes, may be modified as described in the applicable supplement.

Form, Exchange, Registration, and Transfer of Notes

Unless we otherwise specify in the applicable supplement, we will issue each note in book-entry only form. This means that we will not issue actual notes or certificates to each beneficial owner. Instead, the notes will be in the form of a global note, in fully registered form, registered and held in the name of the applicable depository or a nominee of that depository. Except as set forth in the accompanying prospectus under "*Description of Certain Provisions Relating to Debt Securities and Capital Securities*," you may not exchange registered global notes or interests in registered global notes for certificated notes. Unless we specify otherwise in the applicable supplement, each global note certificate representing registered global notes will be deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. These certificates name DTC or its nominee as the owner of the notes. DTC maintains a computerized system that will reflect the interests held by its participants in the global notes. An investor's beneficial interest will be reflected in the records of DTC's direct or indirect participants through an account maintained by the investor with its broker/dealer, bank, trust company or other representative. DTC, Euroclear, and Clearstream, as depositories for global securities, and some of their policies and procedures are described under "*Description of Certain Provisions Relating to Debt Securities and Capital Securities*" in the accompanying prospectus. For more information about book-entry only notes and the procedures for registration, settlement, exchange, and transfer of book-entry only notes, see "*Description of Certain Provisions Relating to Debt Securities and Capital Securities*" in the accompanying prospectus.

If we ever issue notes in certificated form, unless we specify otherwise in the applicable supplement, those notes will be in registered form, and the exchange, registration, or transfer of those notes will be governed by the senior indenture and the procedures described under "*Description of Certain Provisions Relating to Debt Securities and Capital Securities*" in the accompanying prospectus. Subject to the terms of the senior indenture, notes of any series in certificated form may be exchanged at the option of the holder for other notes of the same series and of an equal aggregate principal amount containing identical terms and conditions. Notes in certificated form may be presented for registration of transfer at the office of any transfer agent that we designate and maintain. The transfer agent will make the transfer or registration only if it is satisfied with the documents of title and identity of the person making the request. Interests in certificated notes may not be exchanged for registered global notes or interests in registered global notes.

Unless we specify otherwise in the applicable supplement, the trustee will be the authenticating agent, registrar, and transfer agent for the notes issued under the senior indenture. Holders may register the transfer of the notes, and exchange the notes at the office of the trustee as our current agent for the payment, transfer and exchange of the notes. However, holders of global notes may transfer and exchange global notes only in the manner and to the extent set forth under "*Description of Certain Provisions Relating to Debt Securities and Capital Securities*" in the accompanying prospectus.

We will not be required to:

- register the transfer or exchange of any note if the holder has exercised the holder's right (if any) to require us to repurchase the note, in whole or in part, except the portion of the note not required to be repurchased;

- register the transfer or exchange of notes to be redeemed for a period of fifteen calendar days preceding the mailing of the relevant notice of redemption; or

- register the transfer or exchange of any note selected for redemption in whole or in part, except the unredeemed or unpaid portion of that note being redeemed in part.

No service charge will be made for any registration or transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the registration of transfer or exchange of notes.

Notes Offered on a Global Basis

If we offer any of the notes on a global basis, we will so specify in the applicable supplement. The additional information contained in the accompanying prospectus under "*Description of Certain Provisions Relating to Debt Securities and Capital Securities*" will apply to every offering on a global basis.

Ranking

Under United States law, claims of our subsidiaries' creditors, including their depositors, would be entitled to priority over the claims of our unsecured general creditors, including holders of our notes, in the event of our liquidation or other resolution.

Unless the relevant supplement provides otherwise, the notes constitute our direct, unconditional, unsecured and unsubordinated obligations ranking *pari passu*, without any preference among themselves, with all of our other outstanding unsecured and unsubordinated obligations present and future, except such obligations as are preferred by operation of law.

The senior indenture and the notes do not contain any limitation on the amount of obligations that we may incur in the future.

Guarantee

The notes are fully and unconditionally guaranteed by LBG. The guarantee is set forth in, and forms part of, the senior indenture. If, for any reason, we do not make any required payment in respect of our notes when due, LBG will cause the payment to be made to or to the order of the applicable trustee. Holders of notes issued by us may sue LBG to enforce their rights under the related guarantees without first suing any other person or entity. LBG may, without the consent of the holders of the notes, assume all of our rights and obligations under the notes and upon such assumption, we will be released from our liabilities under the senior indenture and the notes.

By purchasing or acquiring the notes, each holder and beneficial owner will be required to acknowledge, accept and agree to be bound by the exercise of bail-in power by the relevant resolution authority with respect to the related guarantees. For more information regarding the bail-in power by the relevant resolution authority with respect to the guarantees, please see "*Agreement with Respect to the Exercise of the U.K. Bail-in Power.*" In addition, LBG's obligations under the related guarantees to the notes are expressed to be limited to those owed by us to the holders. As a consequence, the application of the U.K. bail-in power to the notes could effectively limit LBG's obligation under the related guarantees. While holders and beneficial owners of the notes, as beneficiaries of the related guarantees, are our creditors, if our obligations under the notes were subject to the U.K. bail-in power, there would be no remaining claim (or a reduced remaining claim) that would benefit from the related guarantees. As a result, the U.K. bail-in power, if applied to the notes, would effectively limit the extent of a recovery under the related guarantees.

For more information on the guarantee, see "*Description of Debt Securities—Senior Guarantee of debt securities issued by Lloyds Bank*" in the accompanying prospectus.

AGREEMENT WITH RESPECT TO THE EXERCISE OF THE U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements, or understandings between us and holders and beneficial owners of an offering of notes, by purchasing or acquiring notes, each holder (including each beneficial owner) of the notes acknowledges, accepts, agrees to be bound by and consents to the exercise of any U.K. bail-in power (as defined below) by the relevant U.K. resolution authority that may result in (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, the notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, the notes into shares or other securities or other obligations of Lloyds Bank, LBG or another person; and/or (iii) the amendment or alteration of the maturity of the notes, or amendment of the amount of interest due on the notes, or the dates on which interest becomes payable, including by suspending payment for a temporary period; which U.K. bail-in power may be exercised by means of variation of the terms of the notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. bail-in power. Each holder and beneficial owner of the notes further acknowledges and agrees that the rights of the holders and/or beneficial owners under the notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. bail-in power by the relevant U.K. resolution authority.

For these purposes, a "U.K. bail-in power" is any write-down and/or conversion power existing from time to time under any laws, regulations, rules or requirements relating to the resolution of banks, banking group companies, credit institutions and/or investment firms incorporated in the U.K. in effect and applicable in the U.K. to Lloyds Bank, LBG or their affiliates, including but not limited to any such laws, regulations, rules or requirements which are implemented, adopted or enacted within the context of a EU directive or regulation of the European Parliament and of the Council establishing a framework for the recovery and resolution of credit institutions and investment firms and/or within the context of a U.K. resolution regime under the Banking Act as the same has been or may be amended from time to time (whether pursuant to the Banking Reform Act 2013, secondary legislation or otherwise), pursuant to which obligations of a bank, banking group company, credit institution or investment firm or any of its affiliates can be reduced, cancelled, amended, transferred and/or converted into shares or other securities or obligations of the obligor or any other person (and a reference to the "relevant U.K. resolution authority" is to any authority with the ability to exercise a UK bail-in power).

Neither a reduction or cancellation, in part or in full, of the principal amount of or any interest on the notes, the conversion thereof into another security or obligation of Lloyds Bank or another person, as a result of the exercise of the U.K. bail-in power by the relevant U.K. resolution authority with respect of the notes will of itself constitute an a default or event of default under the terms of the notes or the senior indenture.

By purchasing or acquiring notes, each holder and beneficial owner of the notes:

(i) acknowledges and agrees that the exercise of the U.K. bail-in power by the relevant U.K. resolution authority in respect of the notes shall not give rise to a default or an Event of Default for purposes of Section 315(b) (Notice of Default) and Section 315(c) (Duties of the Trustee in Case of Default) of the Trust Indenture Act;

(ii) to the extent permitted by the Trust Indenture Act, waives any and all claims against the trustee for, agrees not to initiate a suit against the trustee in respect of, and agrees that the trustee shall not be liable for, any action that the trustee takes, or abstains from taking, in either case in accordance with the exercise of the U.K. bail-in power by the relevant U.K. resolution authority with respect to the notes; and

(iii) acknowledges and agrees that, upon the exercise of any U.K. bail-in power by the relevant U.K. resolution authority, (a) the trustee shall not be required to take any further directions from holders of the notes under Section 5.12 of the senior indenture, and (b) the senior indenture shall not impose any duties upon the trustee whatsoever with respect to the exercise of any U.K. bail-in power by the relevant U.K. resolution authority. Notwithstanding the foregoing, if, following the completion of the exercise of the U.K. bail-in power by the relevant U.K. resolution authority, any of the notes remain outstanding (for example, if the exercise of the U.K. bail-in power results in only a partial write-down of the principal of such notes), then the trustee's duties under the senior indenture shall remain applicable with respect to such notes following such completion to the extent that the Lloyds Bank, LBG and the trustee shall agree pursuant to a supplemental indenture or an amendment to the eighth supplemental indenture dated as of June 2, 2016.

By purchasing or acquiring the notes, each holder and beneficial owner that acquires its notes in the secondary market shall be deemed to acknowledge and agree to be bound by and consent to the same provisions specified in the senior indenture to the same extent as the holders and beneficial owners of the notes that acquire the notes upon their initial issuance, including, without limitation, with respect to the acknowledgment and agreement to be bound by and consent to the terms of the notes related to the U.K. bail-in power.

By purchasing or acquiring the notes, each holder and beneficial owner shall be deemed to have (i) consented to the exercise of any U.K. bail-in power as it may be imposed without any prior notice by the relevant U.K. resolution authority of its decision to exercise such power with respect to the notes and (ii) authorized, directed and requested the applicable depositary and any direct participant in such depositary or other intermediary through which it holds such notes to take any and all necessary action, if required, to implement the exercise of any U.K. bail-in power with respect to the notes as it may be imposed, without any further action or direction on the part of such holder or beneficial owner or the trustee.

No repayment of the principal amount of the notes or payment of interest on the notes shall become due and payable after the exercise of any U.K. bail-in power by the relevant U.K. resolution authority unless, at the time that such repayment or payment, respectively, is scheduled to become due, such repayment or payment would be permitted to be made by us under the laws and regulations of the U.K. and the EU applicable to us or other members of the Group.

Upon the exercise of the U.K. bail-in power by the relevant U.K. resolution authority with respect to notes, we shall provide a written notice to the applicable depositary as soon as practicable regarding such exercise of the U.K. bail-in power for purposes of notifying holders of such occurrence. We shall also deliver a copy of such notice to the trustee for information purposes.

In addition, notwithstanding and to the exclusion of any other term of the related guarantees or any other agreements, arrangements, or understanding between LBG, as guarantor, and each holder or beneficial owner of the notes, each holder (including each beneficial owner) acknowledges and accepts that a BRRD Liability arising under the related guarantee may be subject to the exercise of Bail-in Powers by the Relevant Resolution Authority, and acknowledges, accepts, and agrees to be bound by:

(i) the effect of the exercise of Bail-in Powers by the Relevant Resolution Authority in relation to any BRRD Liability of LBG, as guarantor, to the holder (including the beneficial owner) of the notes related to the guarantees or the senior indenture, that (without limitation) may include and result in any of the following, or some combination thereof:

   (a) the reduction of all, or a portion, of the BRRD Liability or outstanding amounts due thereon;

   (b) the conversion of all, or a portion, of the BRRD Liability into shares, other securities or other obligations of LBG, as guarantor, or another person (and the issue to or conferral on the trustee of such shares, securities or obligations);

   (c) the cancellation of the BRRD Liability; and/or

   (d) the amendment or alteration of any interest, if applicable, thereon, the maturity or the dates on which any payments are due, including by suspending payment for a temporary period; and

(ii) the variation of the terms of the related guarantee, as deemed necessary by the Relevant Resolution Authority, to give effect to the exercise of Bail-in Powers by the Relevant Resolution Authority.

With respect to the above:

"Bail-in Legislation" means Part I of the Banking Act and any other law, regulation, rule or requirement applicable from time to time in the U.K. relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (otherwise than through liquidation, administration or other insolvency proceedings).

"Bail-in Powers" means any Write-down and Conversion Powers as defined in relation to the Bail-in Legislation.

"BRRD" means Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms.

"BRRD Liability" means a liability in respect of which the relevant Write-down and Conversion Powers in the applicable Bail-in Legislation may be exercised.

"Relevant Resolution Authority" means the resolution authority with the ability to exercise any Bail-in Powers in relation to LBG, as guarantor.

"Write-down and Conversion Powers" means the powers under the Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or affiliate of a bank or investment firm, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability.

For the avoidance of doubt, if you have purchased, or in the future purchase in any market-making transaction, any notes issued on or after September 29, 2014 but prior to June 2, 2016, you will be deemed to have agreed instead to the provisions as set forth under "*Agreement with Respect to the Exercise of the U.K. Bail-in Power*" on pages S-27 and S-28 of the prospectus supplement for medium-term notes, Series A dated September 29, 2014 (unless otherwise specified in the relevant supplement).

RECENT REGULATORY DEVELOPMENTS IN THE EU AND THE U.K.

The final text of the BRRD, establishing a framework for the prevention, management and resolution of failing banks, was published in the Official Journal of the European Union on June 12, 2014, and Member States were required to transpose the BRRD into national law by December 31, 2014 and to apply most of its provisions from January 1, 2015.

The stated aim of the BRRD is to provide the resolution authorities with common tools and powers to address banking crises pre-emptively in order to safeguard financial stability and minimize taxpayers' exposure to losses. The powers granted to resolution authorities under the BRRD include (but are not limited to) a "write-down and conversion power" relating to Tier 1 and Tier 2 capital requirements and a "bail-in" power relating to eligible liabilities (including the notes), which give such resolution authorities the power to write down or write off all or a portion of the claims (potentially including the notes) of certain unsecured creditors of a failing institution or group and/or to convert certain debt claims (potentially including the notes) into another security, including securities of Lloyds Bank, LBG or another person. The majority of measures (including the write-down and conversion powers relating to Tier 1 capital instruments and Tier 2 capital instruments) set out in the BRRD were required to be implemented with effect from January 1, 2015 at the latest, and the bail-in power for other eligible liabilities (including the notes) was required to be introduced by January 1, 2016 at the latest. On January 1, 2015, the Banking Act and other primary and secondary legislative instruments were amended to give effect to the BRRD in the U.K. In particular, the Banking Act was amended to implement the power to write-down and convert capital instruments (the "capital instruments write-down and conversion power") and to amend the existing "bail-in tool" introduced under the Banking Reform Act 2013 as further described below, both of which may be exercised by the Bank of England (as a relevant U.K. resolution authority) and form part of the U.K. bail-in power.

The capital instruments write-down and conversion power may be exercised independently of, or in combination with, the exercise of a resolution tool (other than the bail-in tool, which would be used instead of the capital instruments write-down and conversion power on respect of a certain class of instruments), and it allows resolution authorities to cancel all or a portion of the principal amount of capital instruments and/or convert such capital instruments into common equity tier 1 instruments when an institution is no longer viable. The point of non-viability for such purposes is the point at which the Bank of England or the Prudential Regulation Authority determines that the institution meets the conditions for resolution or will no longer be viable unless the relevant capital instruments are written down or extraordinary public support is provided and without such support the appropriate authority determines that the institution would no longer be viable.

On December 18, 2013, the Banking Reform Act 2013 became law in the U.K. Among the changes introduced by the Banking Reform Act 2013, the Banking Act was amended to insert a bail-in tool as part of the powers available to the U.K. resolution authority. The bail-in tool was introduced as an additional power available to the Bank of England, to enable it to recapitalise a failed institution by allocating losses to its shareholders and unsecured creditors in a manner that seeks to respect the hierarchy of claims in liquidation. The U.K. government amended the provisions of the Banking Reform Act 2013 to ensure the consistency of these provisions with the bail-in provisions under the BRRD, which amendments came into effect on January 1, 2015 (with the exception of provisions relating to the minimum requirements for own funds and eligible liabilities and Article 55 of the BRRD which relates to liabilities within the scope of the U.K. bail-in power which are governed by the law of a third country). Where the conditions for resolution exist, the Bank of England may use the bail-in tool (in combination with other resolution tools under the Banking Act) to, among other things, cancel or reduce all or a portion of the principal amount of, or interest on, certain unsecured liabilities of a failing financial institution and/or convert certain debt claims into another security, including ordinary shares of the surviving entity. In addition, the Bank of England may use the bail-in tool to, among other things, replace or substitute the issuer as obligor in respect of debt instruments, modify the terms of debt instruments (including altering the maturity (if any) and/or the amount of interest payable and/or imposing a temporary suspension on payments) and discontinue the listing and admission to trading of financial instruments. The conditions for use of the U.K. bail-in power are, in summary, that (i) the regulator determines that the bank is failing or likely to fail; (ii) having regard to timing and other relevant circumstances, it is not reasonably likely that (ignoring the stabilization powers) action will be taken by or in respect of the bank to avoid the failure of the bank; (iii) the relevant U.K. resolution authority determines that it is necessary having regard to the public interest to exercise the U.K. bail-in power in the advancement of one of the statutory objectives of resolution; and (iv) that one or more of those objectives would not be met to the same extent by the winding up of the bank. In addition, the BRRD, as implemented, contains certain limited safeguards for creditors in specific circumstances which (a) in the case of the write-down and conversion power, may provide compensation to holders of the relevant capital instruments via the issue or transfer of ordinary shares of the bank or its parent in certain circumstances; and (b) in the case of the "bail-in" power, aim to ensure that creditors do not incur greater losses than they would have incurred had the relevant financial institution been wound up under normal insolvency proceedings.

According to the principles contained in the BRRD and the amendments to the Banking Act by way of the Banking Reform Act 2013, we expect that the relevant U.K. resolution authority would exercise its U.K. bail-in powers in respect of any notes having regard to the hierarchy of creditor claims (with the exception of excluded liabilities) and that the holders of notes would be treated *pari passu* with all other *pari passu* claims at that time being subjected to the exercise of the U.K. bail-in powers.

In addition, the Banking Act may be further amended and/or other legislation may be introduced in the U.K. to amend the resolution regime that would apply in the event of a bank failure or to provide regulators with other resolution powers.

The determination that all or part of the principal amount of the notes will be subject to the U.K. bail-in power is likely to be inherently unpredictable and may depend on a number of factors which may be outside of our control. This determination will also be made by the relevant U.K. resolution authority and there may be many factors, including factors not directly related to us or the Group, which could result in such a determination. Because of this inherent uncertainty, it will be difficult to predict when, if at all, the exercise of a U.K. bail-in power may occur which would result, among other considerations, in a principal write-off or conversion to other securities, including equity. Moreover, as the criteria that the relevant U.K. resolution authority are obliged to consider in exercising any U.K. bail-in power provide it with considerable discretion, holders of the notes may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on us, the Group and the notes. Potential investors in the notes should consider the risk that they may lose all of their investment, including the principal amount plus any accrued interest, if such statutory loss absorption measures are acted upon.

U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of ownership and disposition of the notes. Except as discussed below under "—*Foreign Account Tax Compliance Withholding*," it applies to you only if you are a U.S. holder (as defined below) who purchases notes at their original issuance for the "issue price," which will be the first price at which a substantial amount of the notes in an issue is sold to the public (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and who holds those notes as capital assets within the meaning of Section 1221 of the Code. This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, all as in effect on the date hereof, and changes to any of which subsequent to the date hereof may affect the tax consequences described below, possibly with retroactive effect. It does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances, including the potential application of the provisions of the Code known as the Medicare contribution tax or the alternative minimum tax, or if you are one of certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the notes as a part of a straddle, conversion or integrated transaction, persons that have a "functional currency" other than the U.S. dollar, persons that own, or are deemed to own, 10% or more of our voting stock, persons carrying on a trade or business in the U.K. through a permanent establishment in the U.K. or carrying on a trade, profession or vocation in the U.K. through a branch or agency in the U.K., or persons who are domiciled or deemed to be domiciled in the U.K..

The following discussion may be modified or superseded by additional information regarding U.S. federal income taxation set forth in the applicable supplement, which investors should consult before making a decision to invest in the specific instruments issued thereunder. This discussion does not apply to notes that do not by their terms provide for the repayment at maturity or upon exercise by us of a right to redeem the notes (if applicable) of an amount at least equal to the issue price, notes upon which interest is payable in kind, exchangeable notes, extendible or renewable notes, notes issued at a premium to their stated principal amount, or Non-U.S. Dollar-Denominated Securities. The tax treatment of these instruments will be discussed in the applicable supplement.

Tax Treatment of the Notes

The following discussion applies to notes properly treated as indebtedness for U.S. federal income tax purposes, and assumes that the notes will be treated as debt instruments for U.S. federal income tax purposes. If we intend to treat the notes as other than indebtedness for U.S. federal income tax purposes, we will disclose the relevant tax consequences in the applicable supplement.

Unless otherwise indicated in the applicable supplement, we intend to treat notes with a term of one year or less (from but excluding the settlement date to and including the last possible date that the notes could be outstanding pursuant to their terms) as short-term debt instruments for U.S. federal income tax purposes. With respect to notes with a term of longer than one year (calculated as above), the applicable supplement will specify whether we intend to treat these notes as "variable rate debt instruments," "contingent payment debt instruments" or fixed-rate debt instruments for U.S. federal income tax purposes.

If there are tax consequences material to persons that are not U.S. holders (as defined below), we will disclose the relevant consequences in the applicable supplement.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a note that is: (i) a citizen or individual resident of the United States; (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Unless otherwise indicated in the applicable supplement, interest income earned by you with respect to a note will be foreign-source income for purposes of calculating your foreign tax credit limitation.

Short-Term Debt Instruments

The following discussion applies only to short-term debt instruments, *i.e.*, notes with a term of one year or less (from but excluding the settlement date to and including the last possible date that the notes could be outstanding pursuant to their terms). Generally, a short-term debt instrument is treated as issued at a discount equal to the sum of all payments required on the note minus its issue price. As discussed below, certain aspects of the U.S. federal income tax treatment of a short-term debt instrument with contingent payments not determinable prior to maturity are unclear.

If you are a cash-method holder, you generally will not be required to recognize income with respect to a short-term debt instrument prior to maturity, other than with respect to receipt of interest payments (if any) or pursuant to a sale or exchange of the note. If you are an accrual-method holder (or a cash-method holder who elects to accrue income on the note currently), you will be subject to rules that generally require accrual of discount on short-term debt instruments on a straight-line basis, unless the you elect a constant-yield method of accrual based on daily compounding. In the case of a short-term debt instrument with contingent payments not determinable at issuance, it is not clear how such accruals should be determined. You should consult your tax adviser regarding the amount and timing of any accruals on such notes.

Upon a sale, exchange or retirement of a short-term debt instrument, you will recognize gain or loss in an amount equal to any difference between the amount received and your tax basis in the note. Your tax basis in the note should equal the amount paid to acquire the note increased, if you accrue income on the notes currently, by any previously accrued but unpaid discount. The amount of any resulting loss will be treated as a short-term capital loss, the deductibility of which is subject to limitations. The excess of the amount received at maturity over your tax basis in the note generally should be treated as ordinary income. It is also not clear whether or to what extent gain recognized upon a sale or exchange prior to maturity of a short-term debt instrument providing for contingent payments not determinable prior to maturity should be treated as capital gain or ordinary income. You should consult your tax adviser regarding these issues.

If you are a cash-method holder who does not make the election to accrue income currently on a short-term debt instrument, you may be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the note. Cash-method holders should consult their tax advisers regarding these rules.

Fixed-Rate Debt Instruments

The following discussion applies only to fixed-rate notes with a term of more than one year (from but excluding the settlement date to and including the last possible date that the notes could be outstanding pursuant to their terms). Subject to the following discussion regarding notes issued with original issue discount ("OID"), interest paid on a note will be taxable to you as ordinary income at the time it accrues or is received in accordance with your method of tax accounting.

A note that has an issue price that is less than its "stated redemption price at maturity" will generally be considered to have been issued with OID for U.S. federal income tax purposes unless the note satisfies a *de minimis* threshold (as described below). The "stated redemption price at maturity" of a note generally will equal the sum of all payments required under the note other than payments of "qualified stated interest." "Qualified stated interest" generally includes stated interest unconditionally payable at least annually at a single fixed rate. If a note provides for more than one fixed rate of stated interest, interest payable at the lowest stated rate is qualified stated interest, with any excess included in the stated redemption price at maturity for purposes of determining whether the note was issued with OID.

If a note's issue price is less than the note's stated redemption price at maturity by a *de minimis* amount—1⁄4 of one percent of the stated redemption price at maturity multiplied by the number of complete years from issuance to maturity—the note will not be treated as issued with OID and therefore will not be subject to the rules described below. In the case of certain amortizing notes, the *de minimis* threshold will be calculated with regard to the "weighted average maturity" of a note.

If your notes were issued with OID, you would be required to include any qualified stated interest payments in income when they are received or accrued in accordance with your method of accounting for U.S. federal income tax purposes. In addition, you would be required to include OID in income as it accrues, in accordance with a constant-yield method based on a compounding of interest, regardless of your method of tax accounting. Under this method, you might be required to include in income increasingly greater amounts of OID in successive accrual periods.

You may make an election to include in gross income all interest that accrues on a note (including stated interest, OID and *de minimis* OID) in accordance with the constant-yield method based on the compounding of interest. This election may be revoked only with the permission of the Internal Revenue Service (the "IRS").

A note that is subject to early redemption may be governed by rules that differ from the general rules described above for purposes of determining its yield and maturity (which may affect whether the note is treated as issued with OID and, if so, the timing of accrual of the OID). Under applicable Treasury regulations, we will be presumed to exercise an option to redeem a note if the exercise of the option would lower the yield on the note. If such an option were not in fact exercised, the note would be treated solely for purposes of calculating OID as if it were redeemed and a new note were issued on the presumed exercise date for an amount equal to the note's "adjusted issue price" on that date. A note's "adjusted issue price" is its issue price increased by the amount of previously includable OID and decreased by the amount of any payments that do not constitute qualified stated interest.

Upon the sale, exchange or retirement (including early redemption) of a note, you will recognize taxable gain or loss equal to the difference between the amount realized and your tax basis in the note. For this purpose, the amount realized does not include any amount attributable to accrued qualified stated interest, which will be treated as described above. Your tax basis in a note will equal its cost increased by the amount of OID you have previously accrued (if any) and decreased by the amount of any payments that do not constitute qualified stated interest. Gain or loss realized upon the sale or exchange of a note will be capital gain or loss and will be long-term capital gain or loss if you have held the note for more than one year. The deductibility of capital losses is subject to certain limitations.

Notes Treated as Variable Rate Debt Instruments

The following discussion applies only to floating-rate and fixed-and-floating-rate notes that are treated as variable rate debt instruments for U.S. federal income tax purposes ("VRDIs") and assumes that this treatment is respected. Unless otherwise indicated in the applicable supplement, all stated interest on a VRDI will be qualified stated interest (as defined in applicable Treasury regulations). Qualified stated interest on a VRDI will be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. Upon the sale, exchange or retirement (including early redemption) of a VRDI, you will recognize taxable gain or loss equal to the difference between the amount realized and your tax basis in the VRDI. For this purpose, the amount realized does not include any amount attributable to accrued qualified stated interest, which will be treated as described above. Gain or loss realized upon the sale or exchange of a VRDI will be capital gain or loss and will be long-term capital gain or loss if you have held the VRDI for more than one year. The deductibility of capital losses is subject to certain limitations.

Unless otherwise stated in the applicable supplement, it is expected that VRDIs will be issued without OID for U.S. federal income tax purposes. If, however, the "stated redemption price at maturity" of a VRDI exceeds its issue price by more than a *de minimis* amount (as described above under "—*Fixed-Rate Debt Instruments*"), this excess will be treated as OID that you must include in income as it accrues, in accordance with a constant-yield method based on compounding of interest, before the receipt of cash payments attributable to this income.

In certain cases, typically involving VRDIs that provide for (i) multiple floating rates or (ii) a fixed rate for a term longer than one year and one or more qualified floating rates, a portion of the stated interest on a VRDI may not be qualified stated interest. If this is the case, the relevant supplement will describe the portion of stated interest that will not be treated as qualified stated interest but instead will be treated as part of the stated redemption price at maturity, and will provide information regarding the accrual of OID over the term of the VRDI.

Notes Treated as Contingent Payment Debt Instruments

The following discussion applies only to notes that are treated as contingent payment debt instruments for U.S. federal income tax purposes ("CPDIs") and assumes that this treatment is respected.

A CPDI generally will be subject to the OID provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the CPDI as described below. We are required to determine a "comparable yield" for each issuance of CPDIs. The comparable yield generally is the yield at which, in similar general market conditions, we could issue a fixed-rate debt instrument with terms similar to those of the CPDI, including the level of subordination, term and timing of payments, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the CPDI. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" representing a series of payments the amount and timing of which would produce a yield to maturity on the CPDI equal to the comparable yield.

We will determine the comparable yield for each issuance of CPDIs, and the applicable supplement will provide the comparable yield and the related projected payment schedule, or will indicate how to obtain this information. **Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual interest (if any) that we will pay on a CPDI.**

For U.S. federal income tax purposes, you are required to use the comparable yield and the projected payment schedule determined by us to calculate your interest accruals in respect of a CPDI, unless you timely disclose and justify the use of other estimates to the IRS.

You will be required for U.S. federal income tax purposes to accrue an amount of OID for each accrual period prior to and including the maturity (or earlier sale, exchange or retirement) of a CPDI, that equals the product of (i) the adjusted issue price of the CPDI (as defined below) as of the beginning of the accrual period, (ii) the comparable yield of the CPDI, adjusted for the length of the accrual period, and (iii) the number of days during the accrual period that you held the CPDI divided by the number of days in the accrual period, with such amount adjusted upward or downward to reflect the difference (if any) between the actual and projected amounts of the contingent payments on the CPDI (as discussed below) during the period. For U.S. federal income tax purposes, the "adjusted issue price" of a CPDI is its issue price increased by any interest income you have previously accrued (determined without regard to adjustments due to discrepancies between projected and actual payments) and decreased by the projected amount of any payments previously made on the CPDI.

If the amount you actually receive on a CPDI in a taxable year exceeds the projected amount, the excess will be treated as additional interest income to you. If the amount you actually receive is less than the projected amount, the shortfall will first reduce the amount of interest in respect of the CPDI that you would otherwise be required to include in income for that taxable year, thereafter will be treated as an ordinary loss to the extent previous interest inclusions exceed the total amount of such shortfalls treated as ordinary losses in previous years, and thereafter will be carried forward to offset future taxable income or, with respect to a carryforward to a year in which the CPDI is sold, exchanged or retired, to reduce the amount realized on the sale, exchange or retirement.

Upon a sale or exchange of a CPDI (including early redemption or redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount you receive and your tax basis in the CPDI. Your tax basis in a CPDI will equal its cost increased by the amount of interest income you have previously accrued (determined without regard to adjustments due to discrepancies between projected and actual payments) and decreased by the amount of any prior projected payments in respect of the CPDI. Any income generally will be treated as interest income. Any loss will be treated first as ordinary loss, to the extent previous interest inclusions with respect to the CPDI exceed any amounts previously treated as ordinary losses (as described in the preceding paragraph), and then as capital loss. Neither these losses nor the losses attributable to shortfalls discussed in the preceding paragraph are subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if in connection with a sale or exchange of a CPDI (including early redemption or redemption at maturity) you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

Special rules may apply if all the remaining payments on a CPDI become fixed substantially contemporaneously. For this purpose, payments will be treated as fixed if the remaining contingencies with respect to them are remote or incidental. Under these rules, you would be required to account for the difference between the originally projected payments and the fixed payments in a reasonable manner over the period to which the difference relates. In addition, you would be required to make adjustments to, among other things, your accrual periods and your tax basis in the CPDI. The character of any gain or loss on a sale or exchange of your CPDI also would be affected. If a single interest payment on a CPDI becomes fixed more than six months prior to the relevant payment date, you would be required to account for the difference between the originally projected payment and the fixed payment on a present value basis. You should consult your tax adviser concerning the application of these rules.

Foreign Account Tax Compliance Withholding

FATCA generally imposes a 30% withholding tax on payments to certain foreign entities (including financial intermediaries) with respect to certain financial instruments, unless various U.S. information reporting and due diligence requirements have been satisfied. The United States has entered into an intergovernmental agreement with the U.K. giving effect to this legislation. This regime applies (i) to any payments on notes treated as "dividend equivalents" under Section 871(m) of the Code; (ii) to any payments on notes treated as "foreign passthru payments"; and (iii) to the extent that payments on the notes are described in (i) or (ii), to the payment on your notes at maturity if your notes mature after December 31, 2018, as well as the proceeds of any sale or other disposition of a note occurring after December 31, 2018. With respect to "foreign passthru payments" on notes other than notes treated as "equity" for U.S. federal income tax purposes, withholding will not apply before the later of January 1, 2019 and the date that is six months after the date on which final Treasury regulations defining the term "foreign passthru payments" are issued. If we determine that withholding under the FATCA regime is required with respect to payments on an issuance of notes, the applicable supplement will so indicate. We will not pay additional amounts with respect to any such withholding taxes. You should consult your tax adviser regarding the potential application of FATCA to the notes.

Information Reporting and Backup Withholding

Interest (including OID) accrued or paid on the notes and proceeds received from a sale, exchange or retirement of the notes generally will be subject to information reporting unless you are an "exempt recipient" and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number) or meet certain other conditions. Amounts withheld under the backup withholding rules are not additional taxes, will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided the required information is furnished to the IRS.

The U.S. federal income tax discussion set forth above is included for general information only and does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances. You should consult your tax adviser regarding the application of U.S. federal tax laws in your particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

TAXATION IN THE UNITED KINGDOM

The following is a summary of the U.K. withholding taxation treatment as at the date of this prospectus supplement in relation to payments of principal and interest in respect of the notes and payments under the related guarantees and does not deal with other U.K. tax aspects of acquiring, holding or disposing of the notes. This summary relates only to persons who are absolute beneficial owners of the notes. Prospective holders should be aware that the particular terms of issue of any series of the notes may affect the tax treatment of that and other series of notes. This summary is a general guide based on current U.K. tax law as applied in England and Wales and H.M. Revenue and Customs practice (which may not be binding on H.M. Revenue and Customs) and does not purport to be a complete or exhaustive analysis of all tax considerations relating to the notes, and prospective purchasers should treat it with appropriate caution.

Prospective purchasers should seek independent professional advice should they have any doubt as to their tax position. If prospective purchasers may be liable to taxation in jurisdictions other than the U.K. in respect of the acquisition, ownership, holding and disposition of notes, they are particularly advised to consult professional advisers as to whether they are so liable (and if so under the laws of which jurisdictions), since the following comments relate only to certain taxation aspects of payments in respect of the notes. In particular, prospective purchasers should be aware that they may be liable to taxation under the laws of other jurisdictions in relation to payments in respect of the notes, even if such payments may be made without withholding or deduction for or on account of taxation under the laws of the U.K.

Withholding on U.K. Source Interest

Interest Payable by the Bank in the Ordinary Course of Business

Interest on the notes generally will be paid by the issuer without withholding or deduction for or on account of U.K. income tax provided that the issuer continues to be a bank within the meaning of section 991 of the Income Tax Act 2007 and the interest on the notes is paid in the ordinary course of its business within the meaning of section 878 of the Income Tax Act 2007.

Notes Listed on a Recognised Stock Exchange

Notes issued by the issuer which carry a right to interest should constitute "quoted Eurobonds" if they are and continue to be listed on a recognised stock exchange within the meaning of section 1005 of the Income Tax Act 2007. While the notes are and continue to be quoted Eurobonds, payments of interest by the issuer on the notes may be made without withholding or deduction for or on account of U.K. income tax.

Other Cases

In other cases, interest on the notes will generally be paid under deduction of U.K. income tax at the basic rate of (currently) 20 per cent., subject to the availability of other relief or exemption or to any direction to the contrary from H.M. Revenue and Customs in respect of such relief as may be available under the provisions of any applicable double taxation treaty.

Other Rules Relating to U.K. Withholding Tax

Notes may be issued at an issue price of less than 100 per cent. of their principal amount. Any discount element on any such notes should not be subject to any U.K. withholding tax pursuant to the provisions mentioned above.

Where notes are to be, or may fall to be, redeemed at a premium, as opposed to being issued at a discount, then any such element of premium may constitute a payment of interest. Payments of interest are subject to U.K. withholding tax as outlined above.

In addition to the above, in relation to U.K. withholding tax, where interest has been paid under deduction of U.K. income tax, holders who are not resident in the U.K. may be able to recover all or part of the tax deducted if there is an appropriate provision in any applicable double taxation treaty, subject to any further requirements specified in such double taxation treaty.

The references to "interest" in this U.K. taxation summary mean "interest" as understood in U.K. tax law. The statements in this summary do not take any account of any different definitions of "interest" or "principal" which may prevail under any other law or which may be created by the terms and conditions of the notes or any related documentation. This description of the U.K. withholding tax position assumes that there will be no substitution of the issuer of the notes pursuant to the terms and conditions of the notes and does not consider the tax consequences of any such substitution.

The U.K. withholding tax position of payments under the guarantee in respect of interest on the notes (or other amounts due under the notes, other than the repayment of amounts subscribed for the notes) is uncertain. Payments under the guarantee may be subject to U.K. withholding tax at the basic rate of (currently) 20 per cent., subject to the availability of any other relief or exemption or to any direction to the contrary from H.M. Revenue and Customs in respect of such relief as may be available under the provisions of any applicable double taxation treaty, to the extent that such exemptions are available with respect to guarantee payments. Any holder who is in any doubt as to the tax treatment of payments under the guarantee is advised to obtain professional advice.

The proposed financial transactions tax ("FTT")

On February 14, 2013, the European Commission published a proposal (the "Commission's Proposal") for a Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the "participating Member States"). However, Estonia has since stated that it will not participate.

The Commission's Proposal has very broad scope and could, if introduced, apply to certain dealings in the notes (including secondary market transactions) in certain circumstances.

Under the Commission's Proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the notes where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, "established" in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

However, the FTT proposal remains subject to negotiation between the participating Member States. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate.

Prospective holders of the notes are advised to seek their own professional advice in relation to the FTT.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We are offering the notes and related guarantees for sale on a continuing basis through the selling agents. The selling agents may act either on a principal basis or on an agency basis. We may offer the notes and related guarantees at varying prices relating to prevailing market prices at the time of resale, as determined by the selling agents, or, if so specified in the applicable supplement, for resale at a fixed public offering price. The applicable supplement will set forth the initial price for the notes, or whether they will be sold at varying prices.

If we sell notes on an agency basis, we will pay a commission (if any) to the selling agent to be negotiated at the time of sale. The commission (if any) will be determined at the time of sale and will be specified in the applicable supplement. Each selling agent will use its reasonable best efforts when we request it to solicit purchases of the notes as our agent.

Unless otherwise agreed and specified in the applicable supplement, if notes are sold to a selling agent acting as principal, for its own account, or for resale to one or more investors or other purchasers, including other broker-dealers, then any notes so sold will be purchased by that selling agent at a price equal to 100% of the principal amount of the notes less a commission (if any) that will be a percentage of the principal amount determined as described above. Notes sold in this manner may be resold by the selling agent to investors and other purchasers from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or the notes may be resold to other dealers for resale to investors. The selling agents may allow any portion of the discount received in connection with the purchase from us to the dealers, but the discount allowed to any dealer will not be in excess of the discount to be received by the selling agent from us. After the initial public offering of notes, the selling agent may change the public offering price or the discount allowed to dealers.

We also may sell notes directly to investors, without the involvement of any selling agent. In this case, we would not be obligated to pay any commission or discount in connection with the sale, and we would receive 100% of the principal amount of the notes so sold, unless otherwise specified in the applicable supplement.

We will name any selling agents or other persons through which we sell any notes, as well as any commissions or discounts payable to those selling agents or other persons, in the applicable supplement. As of the date of this prospectus supplement, the selling agents are Barclays Capital Inc., BNP Paribas Securities Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co., HSBC Securities (USA) Inc., J.P. Morgan Securities LLC, Lloyds Securities, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, RBS Securities Inc., TD Securities (USA) LLC, UBS Securities LLC and Wells Fargo Securities, LLC. These selling agents have entered into a distribution agreement with us that describes the offering of notes by those selling agents as our agents and as principals. We also may accept offers to purchase notes through additional selling agents on substantially the same terms and conditions, including commissions, as would apply to purchases through the selling agents under the distribution agreement. If a selling agent purchases notes as principal, that selling agent usually will be required to enter into a separate purchase agreement for the notes, and may be referred to in that purchase agreement and the applicable supplement, along with any other selling agents, as "underwriters."

We have the right to withdraw, cancel, or modify the offer made by this prospectus supplement without notice. We will have the sole right to accept offers to purchase notes, and we, in our absolute discretion, may reject any proposed purchase of notes in whole or in part. Each selling agent will have the right, in its reasonable discretion, to reject in whole or in part any proposed purchase of notes through that selling agent.

Any selling agent participating in the distribution of the notes may be considered to be an underwriter, as that term is defined in the Securities Act. We have agreed to indemnify the several selling agents and certain other persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the selling agents may be required to make. We also have agreed to reimburse the selling agents for certain expenses.

Any underwriter that is not a U.S.-registered broker-dealer to the extent it intends to effect any sales of the notes in the United States, will only do so through one or more U.S.-registered broker-dealers as permitted by applicable U.S. laws and regulations, including the rules of FINRA.

Conflicts of Interest. We own, directly or indirectly, all of the outstanding equity securities of Lloyds Securities. Because Lloyds Securities is both our affiliate and a member of FINRA, any distribution of the notes offered hereby by Lloyds Securities must be made in compliance with the applicable provisions of FINRA Rule 5121 regarding a FINRA member's firm's distribution of the securities of an affiliate and related conflicts of interest. In accordance with FINRA Rule 5121, Lloyds Securities may not make sales in offerings of the notes to any of its discretionary accounts without the prior written approval of the customer.

The notes will not have an established trading market when issued, and we do not intend to list the notes on any securities exchange, unless otherwise specified in the applicable supplement. Any selling agent may purchase and sell notes in the secondary market from time to time. However, no selling agent is obligated to do so, and any selling agent may discontinue making a market in the notes at any time without notice. There is no assurance that there will be a secondary market for any of the notes.

To facilitate offerings of the notes by a selling agent that purchases notes as principal, and in accordance with industry practice, selling agents may engage in transactions that stabilize, maintain, or otherwise affect the market price of the notes. Those transactions may include overallotment, entering stabilizing bids, effecting syndicate-covering transactions, and imposing penalty bids to reclaim selling concessions allowed to a member of the syndicate or to a dealer, as follows:

- An overallotment in connection with an offering creates a short position in the offered notes for the selling agent's own account.

- A selling agent may place a stabilizing bid to purchase a note for the purpose of pegging, fixing, or maintaining the price of that note.

- Selling agents may engage in syndicate-covering transactions to cover overallotments or to stabilize the price of the notes by bidding for, and purchasing, the notes or any other securities in the open market in order to reduce a short position created in connection with the offering.

- The selling agent that serves as syndicate manager may impose a penalty bid on a syndicate member to reclaim a selling concession in connection with an offering when offered notes originally sold by the syndicate member are purchased in syndicate-covering transactions, in stabilization transactions, or otherwise.

Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The selling agents are not required to engage in these activities, and may end any of these activities at any time.

The selling agents and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.

Certain of the selling agents or other selling agents that we may name in the future, or their affiliates, have engaged, and may in the future engage, in investment banking, commercial banking, and financial advisory transactions with us and our affiliates. These transactions are in the ordinary course of business for the selling agents and us and our respective affiliates. In these transactions, the selling agents or their affiliates receive, or will receive, customary fees and expenses.

In the ordinary course of their various business activities, the selling agents and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities or instruments of the issuer or its affiliates. The selling agents and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Although we expect that delivery of the notes generally will be made against payment on or about the third business day following the date of any contract for sale, we may specify a shorter or a longer settlement cycle in the applicable supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, if we have specified a longer settlement cycle in the applicable supplement for an offering of notes, purchasers who wish to trade those notes on the date of the contract for sale, or on one or more of the next succeeding business days as we will specify in the applicable supplement, will be required, by virtue of the fact that those notes will settle in more than T+3, to specify an alternative settlement cycle at the time of the trade to prevent a failed settlement and should consult their own advisors in connection with that election.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plan's particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

In addition to ERISA's general fiduciary standards, Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as plans (including individual retirement accounts and Keogh plans) subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" of such Plans with persons who are "parties in interest" under ERISA or "disqualified persons" under Section 4975 of the Code (in either case, "Parties in Interest") with respect to such Plans unless exemptive relief is available under a statutory or administrative exemption. Such Parties in Interest could include, without limitation, us, LBG, the selling agents, the calculation agent, the paying agent, issuing agent and registrar, the applicable depositary or any of our or their respective affiliates. Parties in Interest that engage in a nonexempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. Thus, a plan fiduciary considering an investment in the notes should also consider whether such investment might constitute or give rise to a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code. For example, the notes might be deemed to represent a direct or indirect sale of property, extension of credit or furnishing of services between a Party in Interest and an investing Plan which would be prohibited unless exemptive relief were available under an applicable exemption.

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers). In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code may provide a limited exemption for the purchase and sale of the notes and related lending transactions, provided that neither the Party in Interest nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction, and provided further that the Plan pays no more, and receives no less, than adequate consideration in connection with the transaction (the so-called "service provider exemption"). There can be no assurance that any of these statutory or class exemptions will be available with respect to transactions involving the notes.

Accordingly, unless otherwise provided in the applicable supplement, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service provider exemption.

The fiduciary investment considerations summarized above generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (collectively, "Non-ERISA Arrangements"). However, these Non-ERISA Arrangements may be subject to similar provisions under applicable federal, state, local, non-U.S. or other regulations, rules or laws ("Similar Laws"). The fiduciaries of plans subject to Similar Laws should also consider the foregoing issues in general terms as well as any further issues arising under any applicable Similar Laws.

Each purchaser or holder of the notes or any interest therein shall be deemed to have represented and warranted, on each day such purchaser or holder holds such notes, that either (a) it is not a Plan or a Non-ERISA Arrangement and it is not purchasing or holding such notes on behalf of or with "plan assets" of any Plan or Non-ERISA

Arrangement or (b) its purchase, holding and disposition of such notes are eligible for exemptive relief under Section 406 of ERISA and Section 4975 of the Code and will not result in a violation of any Similar Law.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of any Plan or Non-ERISA Arrangement consult with their counsel prior to purchasing the notes.

The notes are contractual financial instruments. The financial exposure provided by the notes is not a substitute or proxy for, and is not intended as a substitute or proxy for, individualized investment management or advice for the benefit of any purchaser or holder of the notes. The notes have not been designed and will not be administered in a manner intended to reflect the individualized needs and objectives of any purchaser or holder of the notes.

Each purchaser or holder of any notes acknowledges and agrees that:

(i) **the purchaser or holder or its fiduciary has made and shall make all investment decisions for the purchaser or holder and the purchaser or holder has not relied and shall not rely in any way upon us, LBG or any of our or LBG's affiliates to act as a fiduciary or adviser of the purchaser or holder with respect to (A) the design and terms of the notes, (B) the purchaser or holder's investment in the notes, (C) the holding of the notes, or (D) the exercise of or failure to exercise any rights we, LBG or our or LBG's affiliates have under or with respect to the notes;**

(ii) **we, LBG and our and LBG's affiliates have acted and will act solely for our own account in connection with our obligations under the notes;**

(iii) **any and all assets and positions relating to hedging transactions by us, LBG or any of our or LBG's affiliates are assets and positions of those entities and are not assets and positions held for the benefit of the purchaser or holder;**

(iv) **our interests and the interests of our and LBG's affiliates are adverse to the interests of the purchaser or holder; and**

(v) **neither we, LBG nor any of our or LBG's affiliates is a fiduciary or adviser of the purchaser or holder in connection with any such assets, positions or transactions, and any information that we, LBG or any of our or LBG's affiliates may provide is not intended to be impartial investment advice.**

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the notes does not violate the fiduciary or prohibited transaction rules of ERISA or Section 4975 of the Code or any applicable Similar Laws. The sale of any notes to any Plan or Non-ERISA Arrangement is in no respect a representation by us, LBG or any of our or LBG's affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement, or that such an investment is appropriate for Plans or Non-ERISA Arrangements generally or any particular Plan or Non-ERISA Arrangement. The above discussion may be modified or supplemented with respect to a particular offering of notes, including the addition of further ERISA restrictions on purchase and transfer. Please consult the applicable supplement.

LEGAL MATTERS

Our United States counsel, Davis Polk & Wardwell LLP, will pass upon certain legal matters relating to the notes and the guarantees under U.S. federal securities laws and New York law. Our English counsel, Linklaters LLP, will pass upon the validity under English law of the notes. Our Scottish counsel, CMS Cameron McKenna LLP, will pass upon certain matters of Scots law relating to the validity of the guarantees of the notes. Allen & Overy LLP, United States counsel to the selling agents, will pass upon certain legal matters relating to the notes and the guarantees under U.S. federal securities laws and New York law.



Lloyds Bank plc
Medium-Term Notes, Series A
fully and unconditionally guaranteed by Lloyds Banking Group plc

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PROSPECTUS SUPPLEMENT
(to prospectus dated June 2, 2016)

BofA Merrill Lynch	**Barclays**
BNP PARIBAS	**Citigroup**
Credit Suisse	**Deutsche Bank Securities**
Goldman, Sachs & Co.	**HSBC**
J.P. Morgan	**Lloyds Securities**
Morgan Stanley	**RBC Capital Markets**
RBS	**TD Securities**
UBS Investment Bank	**Wells Fargo Securities**

June 2, 2016